AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 19, 1998


                                                     Registration No.  333-42595



                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                          POST-EFFECTIVE AMENDMENT NO.  2
                                     FORM SB-2

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                EIP MICROWAVE, INC.
                   (Name of small business issuer in its charter)



       DELAWARE                          3825                      95-2148645

 (State or jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)     Identification
                                                                      No.)

                                 4500 Campus Drive
                                     Suite 219
                          Newport Beach, California 92660
                                    714-851-3177
                          (Address and telephone number of
                            principal executive offices)

                               1745 McCandless Drive
                             Milpitas, California 95035
                                    408-945-1477
                     (Address of principal place of business)

                                 J. Bradford Bishop
                               1745 McCandless Drive
                             Milpitas, California 95035
                                    408-945-1477
             (Name, address and telephone number of agent for service)

                                     Copies to:
                             Michael E. Johnson, Esq.,
                        Bainbridge Group, A Law Corporation
                         18301 Von Karman Avenue, Suite 410
                              Irvine, California 92612
                                    714-442-6600

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------
Title of each   Amount to be    Proposed        Proposed
class of        registered      maximum         maximum         Amount of
securities                      offering price  aggregate       registration
to be                           per share       offering price  fee
registered
----------------------------------------------------------------------------
Common Stock,   4,249,070*      $0.50*          $2,124,535*     $1,253.48*
par value
$0.01
per share
----------------------------------------------------------------------------

/*/ Previously paid. This registration statement is filed pursuant to Rule 429(a) and relates to an earlier registration statement (Registration No. 333-37289). Such earlier registration statement registered 1,699,628 shares and a total combined registration fee of $875.57 was paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Pursuant to Rule 429, the prospectus contained in this registration statement is a "combined prospectus" relating to an earlier registration statement (Registration No. 333-37289).

                                    PROSPECTUS
                                EIP MICROWAVE, INC.

                          5,948,698 Shares of Common Stock
                               (Par value, $0.01 per Share)

                                   RIGHTS OFFERING


     EIP Microwave, Inc., a Delaware corporation (the "Company"), offers 5,948,698 shares (the "Shares") of its Common Stock, $0.01 par value, at $0.50 per Share to its stockholders of record on November 7, 1997 (the "Record Date") who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). This offering is referred to as the "Rights Offering." Each Stockholder of Record's right to subscribe is not transferable. See "Prospectus Summary--The Rights Offering, --Method of Exercising Rights" for information on how to subscribe.



     The Company's Common Stock is quoted on the NASD's Bulletin Board under the symbol "EIPM". On February 13, 1998, the closing bid and closing asked prices of the Company's Common Stock were $0.88 and $1.22, respectively. The
Company's Common Stock is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. There is no assurance that a more active public market for such securities will develop after the conclusion of the Rights Offering or, if a more active trading market develops, that it will be sustained. The price at which the Common Stock is being sold is not based on an independent valuation of the Company or its assets or other recognized criteria of investment value. The subscription price of $0.50 does not indicate that the Common Stock has a value of or could be resold at that price.



     This Rights Offering commenced on November 14, 1997 with a lower number of Shares and a higher subscription price. See "Prospectus Summary--Rights Offering--Background." Stockholders who subscribed for Shares at the previous subscription price of $1.70 or $1.00 in the Rights Offering should refer to the paragraph entitled "Treatment of Previously Subscribing Stockholders" on page 2. The funds previously submitted by subscribing stockholders have been held uncashed and undeposited by the Company pending expiration of the Rights Offering.



THE RIGHTS WILL EXPIRE AT 5:00 P.M., CALIFORNIA TIME, ON MARCH 6, 1998, UNLESS EXTENDED BY THE COMPANY. IN NO EVENT WILL THE EXPIRATION DATE BE EXTENDED BEYOND MARCH 13, 1998. FAILURE TO EXERCISE RIGHTS COULD RESULT IN SUBSTANTIAL DILUTION TO NON-EXERCISING STOCKHOLDERS. SEE "RISK FACTORS--DILUTION FROM RIGHTS OFFERING."



     The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 5,948,698 Shares offered are not purchased. See "Risk Factors--No Minimum Size of Rights Offering." The following persons (collectively, the "Committed Subscribers") have committed to the Company that they will subscribe for an aggregate of 5,600,000 Shares with an aggregate subscription price of $2,800,000 in the Rights Offering: J. Bradford Bishop, Chairman and Chief Executive Officer, a Director and a principal stockholder of the Company, has committed to subscribe for 3,200,000 Shares with an aggregate subscription price of $1,600,000; John
F. Bishop, Vice Chairman, Secretary and Treasurer, a Director and a principal stockholder of the Company, has committed to subscribe for 1,300,000 Shares with an aggregate subscription price of $650,000 on behalf of the Bishop Family Trust; James N. Cutler, Jr., a Director of the Company, has committed to subscribe for 1,000,000 Shares with an aggregate subscription price of $500,000 in Common Stock; and J. Sidney Webb, Jr., a Director of the Company, has committed to subscribe for 100,000 Shares with an aggregate subscription price of $50,000. See "Prospectus Summary--Rights Offering--Commitments," "Risk Factors--Control by Management and Principal Stockholders", and "-- Dilution from Rights Offering."



     The net proceeds of the Rights Offering will be used in part to repay existing debt and other obligations of the Company owed to John F. Bishop and J. Bradford Bishop and their affiliates, which amounted to approximately $2,280,000 at February 13, 1998, or approximately 82% to 88% of the estimated net proceeds from the Rights Offering. See "Use of Proceeds".

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                         Price to Public     Underwriting        Proceeds to
                                             Discounts and       Issuer (1)
                                             Commissions
--------------------------------------------------------------------------------
Per Share                   $0.50              $0                   $0.50
--------------------------------------------------------------------------------
Total: 5,948,698 Shares     $2,974,349         $0                   $2,974,349
--------------------------------------------------------------------------------



(1) Before deducting estimated expenses of the offering of $195,000 payable by the Company.



                  The date of this Prospectus is  February 19, 1998.

The Company is a "reporting company," as such term is employed in the Securities Exchange Act of 1934. It is not listed on any exchange, and its Common Stock is not eligible for quotation on the NASDAQ SmallCap Market ("NASDAQ") but is quoted on the NASD's "Bulletin Board." Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648, 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission; the address of such site is http://www.sec.gov.

                                ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered by this Prospectus. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits listed in the Registration Statement. The Registration Statement can be examined at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained upon payment of the prescribed fees.


          The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072-2586, Attn: Joseph
A. Caruso, Tel. (800) 631-8985.


          The Company's Common Stock is not listed on any exchange. See "Risk Factors--Delisting from NASDAQ."

                                  TABLE OF CONTENTS

Contents
                                                                           Page

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     The Rights Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
          Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
          Commitments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
          Treatment of Previously Subscribing Stockholders . . . . . . . . . . 2
          Method of Exercising Rights. . . . . . . . . . . . . . . . . . . . . 2
     Avoiding Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
     Qualified Opinion of Independent Auditor. . . . . . . . . . . . . . . . . 3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
     Recurring Material Losses and Accumulated Deficit . . . . . . . . . . . . 3
     Future Cash Requirements. . . . . . . . . . . . . . . . . . . . . . . . . 4
     Repayment of Existing Debt and Future Debt Facilities . . . . . . . . . . 4
     Inventory Reserve . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Dependence on New OEM Relationship. . . . . . . . . . . . . . . . . . . . 5
     Dependence on Government Contractors. . . . . . . . . . . . . . . . . . . 5
     Uncertainty of Product Development and Introduction . . . . . . . . . . . 5
     Uncertainty of External Strategic Opportunities . . . . . . . . . . . . . 5
     Dependence on Key Suppliers . . . . . . . . . . . . . . . . . . . . . . . 6
     Competition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     Dependence on Key Personnel . . . . . . . . . . . . . . . . . . . . . . . 6
     Control by Management and Principal Stockholders. . . . . . . . . . . . . 6
     Offering Price Not Based on Actual Value. . . . . . . . . . . . . . . . . 7
     Dividends Not Likely. . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     Dilution from Rights Offering . . . . . . . . . . . . . . . . . . . . . . 7
     Possible Future Dilution. . . . . . . . . . . . . . . . . . . . . . . . . 7
     No Minimum Size of Rights Offering. . . . . . . . . . . . . . . . . . . . 7
     Possible Extension of Expiration Date . . . . . . . . . . . . . . . . . . 8
     Delisting from Nasdaq . . . . . . . . . . . . . . . . . . . . . . . . . . 8
     Limited Trading Volume and Volatility of Stock Price in Public Market . . 8
     Market Restrictions on Broker-Dealers . . . . . . . . . . . . . . . . . . 8
     Potential Anti-Takeover Effects of Delaware Law . . . . . . . . . . . . . 8
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Determination of Offering Price. . . . . . . . . . . . . . . . . . . . . . . . 9
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
     The Rights Offering . . . . . . . . . . . . . . . . . . . . . . . . . . .10
     Subscription Expiration Date. . . . . . . . . . . . . . . . . . . . . . .10
     Basic Subscription Rights . . . . . . . . . . . . . . . . . . . . . . . .11
     Over-Subscription Privilege . . . . . . . . . . . . . . . . . . . . . . .11
     Commitments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
     Method of Exercising Rights . . . . . . . . . . . . . . . . . . . . . . .12
          Treatment of Previously Subscribing Stockholders . . . . . . . . . .12
          Payment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
          Purchase and Sale of Rights. . . . . . . . . . . . . . . . . . . . .13
          Delivery of Certificates . . . . . . . . . . . . . . . . . . . . . .13
      Information Agent. . . . . . . . . . . . . . . . . . . . . . . . . . . .13
Market for the Company's Common Stock and Related Stockholder Matters  . . . .13
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
     General/Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
     Markets/Principal Customers . . . . . . . . . . . . . . . . . . . . . . .15
     Methods of Distribution . . . . . . . . . . . . . . . . . . . . . . . . .16
     Competition . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16
     Research, Development and Engineering . . . . . . . . . . . . . . . . . .16

     Raw Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
     Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
     Patents, Copyrights, Trademarks and Intellectual Property . . . . . . . .17
     Government Approval of Principal Products . . . . . . . . . . . . . . . .17
     Effect of Existing or Probable Governmental Regulations . . . . . . . . .17
     Compliance with Provisions on Environmental Protection  . . . . . . . . .17
     Property. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17
     Expired Working Capital Facility. . . . . . . . . . . . . . . . . . . . .18
     Bishop Family Trust Loan Facility . . . . . . . . . . . . . . . . . . . .18
     Demand Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
     Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
     Acquisition/Divestiture Discussions . . . . . . . . . . . . . . . . . . .19
Management's Discussion and Analysis . . . . . . . . . . . . . . . . . . . . .20
     Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . .20
     Financial Condition . . . . . . . . . . . . . . . . . . . . . . . . . . .21
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
     Directors, Executive Officers and Key Employees . . . . . . . . . . . . .23
     Compensation of Directors . . . . . . . . . . . . . . . . . . . . . . . .24
     Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . . . .25
     Summary Compensation Table. . . . . . . . . . . . . . . . . . . . . . . .25
          Option Grants in Fiscal 1997 . . . . . . . . . . . . . . . . . . . .26
          Aggregate Option Exercises in Fiscal 1997 and FY-End Option
           Values. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Interest of Management and Others in Certain Transactions. . . . . . . . . . .27
     Bishop Family Trust Loan Facility . . . . . . . . . . . . . . . . . . . .27
     Demand Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
     Subordinated Loan . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
     Bridge Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
     Employment Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . .27
     Legal Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Security Ownership of Certain Beneficial Owners and Management   . . . . . . .28
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . .29
     Authorized Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Dividend Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Liquidation Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Preemptive Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Dissenter's Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .30
     Certain Anti-Takeover Provisions. . . . . . . . . . . . . . . . . . . . .30
     Transfer Agent. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
Legal Matters and Interests of Counsel . . . . . . . . . . . . . . . . . . . .31
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
Change in Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .32
     Disclosure of Commission Position on Indemnification for Securities
      Act Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .33
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                                  PROSPECTUS SUMMARY


THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS.


THE COMPANY

     EIP Microwave, Inc., a Delaware corporation (the "Company"), is engaged in the development, manufacture and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. The Company's principal executive offices are located at 4500 Campus Drive, Suite 219, Newport Beach, CA 92660, Tel. (714) 851-3177.


     The Company recently introduced a new line of microwave frequency counters which it began distributing in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard"). The Company also recently received a five-year indefinite quantity, fixed price subcontract from ManTech Systems Engineering Corporation, a government contractor ("ManTech"), for the supply of RF synthesized signal generators and RF down converters, with total sales value to the Company that could range from approximately $3.5 to $20 million. In addition to these opportunities for internal growth, the Company will pursue appropriate strategic opportunities to acquire other companies or their technology or products. The proceeds from the Rights Offering will assist the Company in meeting the cash requirements to continue its business and pursue these opportunities. See "The Company--General Products," "--Markets/Principal Customers," "--Methods of Distribution" and "--Research, Development and Engineering."


THE RIGHTS OFFERING


     The Company offers 5,948,698 shares (the "Shares") of its Common Stock, $0.01 par value, to its stockholders of record on November 7, 1997 (the "Record Date"), who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). The Shares are offered at a purchase price of $0.50 per Share (the "Subscription Price"). This Rights Offering will expire on March 6, 1998, unless extended by the Company.



     The Rights Offering entitles the Stockholders of Record to subscribe at the Subscription Price for Shares on the basis of fourteen Shares for each share of Common Stock held on the Record Date (the "Basic Subscription Rights"). In addition, each Stockholder of Record may over-subscribe to purchase as many additional Shares as desired (the "Over-Subscription Privilege"). If there are not sufficient Shares to honor all over-subscriptions, the available Shares will be allocated among those who over-subscribe based solely on the number of shares subscribed for by each over-subscribing holder pursuant to the Basic Subscription Rights.


     The Rights Offering is being made directly by the Company to its Stockholders of Record. No underwriters are involved. No commissions are being paid. All net proceeds from subscriptions go directly to the Company in their entirety.


     Common Stock offered               5,948,698 shares
     Common Stock to be outstanding
      after the offering                6,373,605 shares (1)
     Use of proceeds                    Repay debt and fund working capital
                                         requirements.


     (1) Assuming all the Shares offered herein are subscribed and sold.


     BACKGROUND. The Company commenced this Rights Offering on November 14, 1997, and initially offered 1,699,628 Shares at an initial subscription price of $1.70 per Share to its Stockholders of Record with an initial expiration date of December 15, 1997. Under the initial terms of the Rights Offering, Stockholders of Record were entitled to purchase four Shares for each share of Common Stock of the Company which they owned on the

Record Date, and also had the opportunity to subscribe for as many additional Shares as they desired. On December 16, 1997, the Company announced the extension of the expiration date for the Rights Offering to January 5, 1998. On December 23, 1997, the Company increased the number of Shares offered to 5,948,698 and lowered the subscription price to $1.00 per Share. The Company thereafter announced the extension of the expiration date of the Rights Offering to January 30, 1998 and then February 26, 1998. As set forth in this Prospectus, the Company has further extended the expiration date of the Rights Offering to March 6, 1998, and has lowered the subscription price to $0.50 per Share.



     Stockholders who previously subscribed for Shares in the Rights Offering at the prior subscription price of $1.70 or $1.00 should refer to the paragraph entitled "Treatment of Previously Subscribing Stockholders" below.



     COMMITMENTS. The following persons (collectively, the "Committed Subscribers") have committed to the Company that they will subscribe for a minimum of 5,600,000 Shares in the Rights Offering, representing a minimum aggregate subscription price of $2,800,000:



     J. Bradford Bishop, Chairman and Chief Executive Officer, a Director and a principal stockholder of the Company, has committed to subscribe for at least 3,200,000 Shares with an aggregate subscription price of $1,600,000. The Board of Directors has approved the payment of his aggregate subscription price by a reduction in amounts owed to him by the Company ($700,000 as of February 13, 1998), and the balance will be paid in cash. 874,622 of such Shares will be purchased under his Basic Subscription Rights, and 2,325,378 of such Shares will be subscribed under his Oversubscription Privilege.



     John F. Bishop, Vice Chairman, Secretary and Treasurer, a Director and a principal stockholder of the Company, has committed to subscribe for at least 1,300,000 Shares with an aggregate subscription price of $650,000 on behalf of the Bishop Family Trust. The Board of Directors has approved the payment of his aggregate subscription price by a reduction in amounts owed to him by the Company. All of such Shares will be purchased under his Basic Subscription Rights; John F. Bishop has not committed to purchase the remaining 355,640 Shares available to him under his Basic Subscription Rights.



     James N. Cutler, Jr., a Director of the Company, has committed to subscribe for at least 1,000,000 Shares with an aggregate subscription price of $500,000. The aggregate subscription price will be paid in cash. 14,000 of such Shares will be purchased under his Basic Subscription Rights, and 986,000 of such Shares will be subscribed under his Oversubscription Privilege.



     J. Sidney Webb, Jr., a Director of the Company, has committed to subscribe for at least 100,000 Shares with an aggregate subscription price of $50,000. The aggregate subscription price will be paid in cash. 11,200 of such Shares will be purchased under his Basic Subscription Rights, and 88,800 of such Shares will be subscribed under his Oversubscription Privilege. This subscription price will be paid in cash.



See "Risk Factors--Control by Management and Principal Stockholders", and "--Dilution from Rights Offering."



     TREATMENT OF PREVIOUSLY SUBSCRIBING STOCKHOLDERS. Stockholders who previously subscribed for Shares at the previous subscription prices of $1.70 or $1.00 in the Rights Offering have the following options. If such stockholders desire to subscribe for Shares at the new subscription price of $0.50, they must complete, sign and mail or deliver a new subscription agreement identifying the number of Shares they desire to purchase at the new subscription price. If the aggregate subscription price for such Shares exceeds the funds already paid to the Company, such stockholders must mail or deliver payment of the excess subscription price to the Company on or before the Expiration Date. If the aggregate subscription price for such Shares is less than the funds already paid to the Company, the Company will refund such overpayment to such stockholders, without interest, within five business days after the Expiration Date. If such stockholders do not complete, sign and mail or deliver a new subscription agreement to the Company on or prior to the Expiration Date, the Company will refund to such stockholders all amounts previously paid, without interest, within five days after the Expiration Date.



     METHOD OF EXERCISING RIGHTS. Stockholders of Record may not transfer their rights to purchase the Shares. Subscriptions must be made in writing by completing and signing the enclosed subscription agreement and mailing or delivering it, with a good and sufficient check for the subscribed amount, to the Company. Completed subscription agreements and checks must, in any event, be received by the Company no later than 5:00 P.M.,

California time, on March 6, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date").



     Checks should be made payable to "EIP MICROWAVE, INC." Should the offering be oversubscribed, the Company will return to subscribers within five business days after the Expiration Date that portion of their subscription amounts that could not be filled, without any interest.




AVOIDING DILUTION

     Each Stockholder of Record may avoid dilution of his or her percentage interest in the Company by subscribing for all Shares subject to his or her Basic Subscription Rights. See "Risk Factors--Dilution from the Rights Offering."

QUALIFIED OPINION OF INDEPENDENT AUDITOR

     The report of Meredith, Cardozo, Lanz & Chiu LLP on the Company's financial statements for the year ended September 30, 1997, and issued as of November 20, 1997, includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. The report of Price Waterhouse LLP on the Company's financial statements for the year ended September 30, 1996 has been reissued with dual dates of December 23, 1996 and October 23, 1997. The reissued report includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. See "Risk Factors--Recurring Material Losses and Accumulated Deficit."

                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND THE COMMON STOCK OFFERED HEREBY. THESE RISK FACTORS COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT MADE BY OR ON BEHALF OF THE COMPANY.

RECURRING MATERIAL LOSSES AND ACCUMULATED DEFICIT


     The Company made a profit of $125,000 in the fiscal year ended September 30, 1995, operated at a loss of $493,000 in the fiscal year ended September 30, 1996, operated at a loss of $1,290,000 in the fiscal year ended September 30, 1997, and operated at a loss of $1,213,000 in the fiscal quarter ended December 31, 1997. Net cash used in operations and investing activities by the Company in the fiscal years ended September 30, 1995, 1996 and 1997, and in the three months ending December 31, 1997, was $85,000, $89,000, $1,045,000 and $412,000,
respectively. At the end of fiscal year 1996, the Company's retained earnings were $374,000, and stockholders' equity was $1,227,000. At the end of fiscal year 1997, the Company's accumulated deficit was $916,000, and stockholders' deficiency was $63,000. At December 31, 1997, the Company's accumulated deficit was $2,129,000, and stockholders' deficiency was $1,276,000. At September 30, 1996 , September 30, 1997, and December 31, 1997, the Company's ratio of interest-bearing indebtedness to total interest-bearing indebtedness and stockholders' equity was 20%, 105%, and 474%, respectively. There can be, and is, no assurance that profitable operations and positive cash flow can be achieved or maintained or that any funds obtained from the Rights Offering will be sufficient to carry the Company to a time when profitable operations and positive cash flow would sustain the Company. Continued losses would negatively impact the Company's working capital and the extension of credit by its lenders and could cause such lenders to declare a default under the Company's loan agreements, and declare all outstanding loans immediately due and payable. See "Risk Factors--Repayment of Existing Debt."


     The report of Meredith, Cardozo, Lanz & Chiu LLP on the Company's financial statements for the year ended September 30, 1997, and issued as of November 20, 1997, includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. The report of Price Waterhouse LLP on the Company's financial statements for the year ended September 30, 1996 has been reissued with dual dates of December 23, 1996 and October 23, 1997. The reissued report includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. There can be no assurance that the Company will not continue to incur significant operating losses or that required additional financing will be available to meet the Company's business plan in fiscal 1998 and beyond.

FUTURE CASH REQUIREMENTS


     The Company believes that net proceeds from the Rights Offering and borrowings under future debt facilities in an aggregate amount equal to approximately $4,000,000 will be necessary to satisfy the Company's cash requirements for implementing its business plan during the remainder of the fiscal year ending September 30, 1998. The actual cash resources required will depend upon numerous factors, including those described under "Risk Factors--Dependence on New OEM Relationship," "--Dependence on Government Contractors," "--Uncertainty of Product Development and Introduction", and "--Uncertainty of External Strategic Opportunities" and the cash requirements could be materially greater than $4,000,000.



     The Company expects to meet such cash requirements with net proceeds from the Rights Offering of approximately $2,775,000 and borrowings of approximately $1,225,000 under future debt facilities. With the net proceeds from the Rights Offering, the Company plans to repay all outstanding amounts under its existing debt facilities. There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering. After completion of the Rights Offering, the Company plans to enter into one or more new debt facilities with third party lenders (the "Future Debt Facilities") to provide for the remaining cash required to implement its business plan for the remainder of fiscal 1998.



     The Company is continuing to pursue discussions with other lenders concerning the Future Debt Facilities; however, there can be no assurance that the Company will be able to obtain the Future Debt Facilities. Even if the Company is able to obtain Future Debt Facilities, there can be no assurance as to the terms thereof. If the Company is unable to obtain the Future Debt Facilities, the Company and its business will likely be materially adversely affected.



     There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering and from the Future Debt Facilities. If the Company is unable to obtain such capital on a timely basis, the Company will be required to consider, among other actions, a substantial reduction in its research and development expenses which will impact the introduction of new products, a substantial reduction in other operating expenses and the sale of one or more products lines of the Company. Such actions to significantly curtail its planned operations will likely have a materially adverse affect on the Company's business, financial condition and results of operations.



REPAYMENT OF EXISTING DEBT AND FUTURE DEBT FACILITIES



     The Company had a $500,000 working capital facility with a bank which expired on January 31, 1998 and the Company repaid all amounts outstanding thereunder in the amount of $179,000 on January 22, 1998. The Company has a $1,450,000 term and revolving advance loan facility (the "Loan Facility") with the Bishop Family Trust which expires in October 1998, and $1,250,000 was outstanding thereunder on February 13, 1998. The Company has loans (the "Demand Loans") payable on demand to J. Bradford Bishop, and $700,000 was outstanding thereunder on February 13, 1998. See "The Company--Bishop Family Trust Loan Facility" and "--Demand Loans". The Bishop Family Trust and J. Bradford Bishop are affiliates of the Company, and the Company plans to repay all outstanding amounts under the Loan Facility and the Demand Loans with the net proceeds from the Rights Offering.



     Assuming that the Company is able to obtain the Future Debt Facilities, the Company expects that the Future Debt Facilities will impose various covenants relating to the Company's performance and financial condition. If the Company does not maintain compliance with such covenants, the lender will have the right to declare all outstanding amounts immediately due and payable. There can be no assurance that the Company will be able to maintain compliance with the covenants under the Future Debt Facilities.



INVENTORY RESERVE

The Company recorded a write-down of inventory by $600,000 in the first fiscal quarter of 1998 to reserve for potential obsolescence related to discontinuance of selected products. While management believes the amount of the inventory reserve is appropriate under current circumstances, there can be no assurance that the amount of the reserve will be sufficient to account for the discontinuance of such products. See "Management's Discussion and Analysis--Results of Operations."


DEPENDENCE ON NEW OEM RELATIONSHIP


     The Company recently introduced a new line of microwave frequency counters which it began distributing in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard"). The Company expects that this OEM relationship will account for approximately 35% of its revenues in fiscal year 1998. However, Hewlett-Packard is not obligated to purchase a minimum quantity of products, and the failure of Hewlett-Packard to purchase the product quantity expected by the Company would have a material, negative impact upon the Company's business and prospects of profits. There can be no assurance that the Company will be able to maintain a successful relationship with Hewlett-Packard and generate revenues or profits from the relationship.


DEPENDENCE ON GOVERNMENT CONTRACTORS

     Approximately 37% of the Company's revenues in the last two fiscal years have been derived from the sale of products to government contractors. The Company recently received a five-year indefinite quantity, fixed price supply subcontract from ManTech Systems Engineering Corporation, a government contractor ("ManTech"), for the supply of RF synthesized signal generators and RF down converters, with total sales value to the Company that could range from approximately $3.5 to $20 million. The Company has received an initial purchase order under the subcontract in the amount of $227,000. Further production purchase order releases under the subcontract are subject to satisfactory completion of field testing of the U.S. Marine Corps' Third Echelon Test Set
(TETS) systems and the Company's components. The Company will incur substantial expenses in preparing to satisfy its obligations under this subcontract. However, despite the incurrence of such expenses, this and other subcontracts with government contractors are subject to cancellation provisions in favor of the government contractor. The subcontract with ManTech is subject to termination by ManTech in the event the government terminates its contract with ManTech. Further, this subcontract can be terminated if the Company's components do not satisfy field testing requirements or the Company otherwise defaults under the subcontract. There can be no assurance that such subcontracts will not be canceled. Further, there can be no assurance that the Company will receive additional subcontracts from government contractors.




UNCERTAINTY OF PRODUCT DEVELOPMENT AND INTRODUCTION


     The Company's success depends to a large degree on its ability to develop and introduce in a timely manner new or updated products which are affordable, functional in purpose, distinctive in quality and design and tailored to the purchasing patterns of the Company's customers and potential customers. Misjudgments as to customer interest in new or updated products could lead to excess inventories and markdowns and could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that new products under development will be successfully developed and introduced. Further, due to the uncertainty associated with any product development and introduction (such as delays in development and lack of market acceptance of a new product), there can be no assurances that the Company's development and introduction efforts will be successful. If products under development are not successfully introduced, the Company's business, financial condition and results of operations could be materially adversely effected.


UNCERTAINTY OF EXTERNAL STRATEGIC OPPORTUNITIES


     The Company intends to pursue appropriate strategic opportunities to acquire other companies or their technology or products. The Company believes that such opportunities are available that will have strategic benefit to the Company; however, there can be no assurance that the Company will be able to successfully identify, negotiate and consummate such acquisition opportunities. Such acquisitions could enable the Company to generate additional revenues and to increase its gross profit by an amount which exceeds any increase in operating expenses;

however, there can be no assurance that the Company would be able to obtain such financial benefits. Further, the Company's current financial condition does not enable it to make such acquisitions without incurring debt or issuing equity to finance such acquisitions.



DEPENDENCE ON KEY SUPPLIERS



     A number of the Company's products require specialized components currently available only through single sources of supply. The loss of any of these sources, or the inability of any such source to meet the Company's production and quality control requirements, could be detrimental to the Company with respect to the specific products involved. If any of the Company's single source suppliers is not able to deliver these specialized components, the Company would be required to implement alternative supply strategies (such as changing to one or more other suppliers, which could require product design or specification changes and would likely cause delays in shipment of the Company's products) or discontinue sales of the affected products.


COMPETITION

     The markets in which the Company's products are sold have become increasingly competitive. Most of the Company's principal competitors have substantially greater financial resources. The Company's results of operations can be significantly affected by pricing pressures arising from customer demand and pricing strategies by the Company's competitors, and the timing and market acceptance of new product introductions by competitors of the Company. There can be no assurance that pricing pressures will not have a material adverse effect on the Company, or that the Company's competitors will not succeed in developing products that would render the Company's technology and products obsolete and noncompetitive.

DEPENDENCE ON KEY PERSONNEL


     The loss of the services of any of the Company's management and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. While it is the practice of the Company to enter into confidentiality agreements with its key employees, the Company does not have employment contracts with any of its key employees, other than John F. Bishop. Further, applicable law restricts the ability of the Company to prohibit any employee from competing with the Company following his or her termination of employment. See "Management--Directors, Executive Officers and Key Employees."


CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS


     J. Bradford Bishop, a member of the Board of Directors and Chairman and Chief Executive Officer of the Company, is the son of John F. Bishop, a member of the Board of Directors and Vice Chairman, Secretary and Treasurer of the Company. Excluding outstanding options to purchase Common Stock, J. Bradford Bishop and John F. Bishop (together, the "Bishops") beneficially owned 191,400 shares of Common Stock in the aggregate as of the Record Date, representing approximately 45% of the currently outstanding shares of Common Stock. If outstanding options are included, the Bishops beneficially owned 196,400 shares of Common Stock in the aggregate as of the Record Date, representing approximately 46% of the currently outstanding shares of Common Stock. In addition, John F. Bishop is a trustee of the Bishop Family Trust, which has entered into loan facilities providing for up to $1,450,000 in loans to the Company ($1,250,000 outstanding as of February 13, 1998), and J.Bradford Bishop has made demand loans to the Company ($700,000 outstanding as of February 13, 1998). See "The Company--Bishop Family Trust Loan Facility" and "--Demand Loans."



     By virtue of such stock ownership and their position with the Company, the Bishops may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership and lending relationship could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company without the approval of the Bishops. This concentration of ownership would also enable the Bishops to acquire all Common Stock of the Company with a smaller incremental investment than would be required of other potential third party acquirors. Further, the Bishops have committed to the Company that they will subscribe for 4,500,000 Shares in the Rights Offering, with an aggregate subscription price of $2,250,000. If stockholders do not exercise their Basic Subscription Rights in full, the Bishops would substantially increase their pro rata ownership of the Company's Common Stock. See "Risk Factors--Dilution from Rights Offering."

OFFERING PRICE NOT BASED ON ACTUAL VALUE


     The price at which the Common Stock is being sold is not based on an independent valuation of the Company or its assets or other recognized criteria of investment value. The Subscription Price does not indicate that the Common Stock has a value of or could be resold at that price. In addition, the Subscription Price of $0.50 is significantly less than the price at which the Common Stock has traded at various times during the last twelve months, and represents a 79% discount to the average closing price of the Common Stock in the 30 days prior to the Record Date and a 43% discount to the closing bid for the Common Stock on February 13, 1998. The effect of the Rights Offering will likely be to decrease the current market value of the Common Stock. See "Determination of Offering Price."


DIVIDENDS NOT LIKELY


     Dividends have not been paid on the Company's Common Stock in more than six years. For the foreseeable future it is anticipated that earnings which may be generated from operations of the Company, if any, will be used to finance the growth of the Company and repay debt and that cash dividends will not be paid to holders of the Common Stock. Under the terms of agreements with the Company's lenders, the Company may not pay or declare dividends without the lenders' prior written consent.


DILUTION FROM RIGHTS OFFERING


     Stockholders who do not exercise their Basic Subscription Rights will realize substantial dilution of their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The amount of dilution will depend on the number of shares of Common Stock purchased by other stockholders in the Rights Offering. The Committed Subscribers have committed to the Company that they will subscribe for at least $2,800,000 in Common Stock in the Rights Offering. Assuming other stockholders purchase no Common Stock in the Rights Offering, the Committed Subscribers would beneficially own approximately 97% of the Company's Common Stock, the Bishops would beneficially own approximately 78%, and the effective percentage ownership of any non-exercising stockholder will be reduced by approximately 93%. The dilutive impact on non-exercising stockholders would be even greater if the Committed Subscribers or other stockholders purchase additional shares. If all stockholders fully exercise their Basic Subscription Rights, the effective percentage ownership of each stockholder will remain unchanged.


POSSIBLE FUTURE DILUTION


     In addition to the Shares registered for the Rights Offering, the Company earlier registered 200,000 shares of Common Stock which will be available for issuance upon exercise of options granted or to be granted under the Company's Second Amended and Restated 1994 Stock Option Plan. The Board of Directors has also adopted, and the stockholders of the Company have approved, a 1998 Stock Plan with 1,500,000 shares of Common Stock initially reserved for issuance thereunder. The 1998 Stock Plan is subject to the issuance of at least 4,400,000 Shares pursuant to the Rights Offering. The Company has not determined to whom it will grant options or shares under the 1998 Stock Plan. Further, the Company has the right to issue additional shares of Common Stock to the Bishop Family Trust in lieu of cash payment of facility fees. See "The Company--Bishop Family Trust Loan Facility". The issuance of any such additional shares would dilute the percentage ownership and could dilute the net tangible book value per share of stockholders of the Company. Further, if additional financing is required, additional dilution may take place.


NO MINIMUM SIZE OF RIGHTS OFFERING


     The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 5,948,698 Shares offered are not purchased. Although the Committed Subscribers have committed to the Company that they will subscribe for at least $2,800,000 in Common Stock in the Rights Offering, there is no minimum amount of proceeds required for the Company to consummate the Rights Offering. For example, the Company may realize no proceeds from the Rights Offering over and above the

$2,800,000 committed to by the Committed Subscribers. A substantial portion of the funds committed by the Committed Subscribers in the Rights Offering will be used by the Company to repay debt and other obligations of the Company to John
F. Bishop and J.Bradford Bishop and their affiliates (amounting to approximately $80,000 as of February 13, 1998). See "Use of Proceeds." Even with the Committed Subscribers purchasing $2,800,000 in Common Stock in the Rights Offering, the Company will still need additional funds from the Rights Offering and other sources to meet its cash needs for fiscal 1998. No assurances can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering, or the adequacy of such proceeds to meet the Company's cash requirements. See "Use of Proceeds," "Plan of Distribution," and "Risk Factors--Future Cash Requirements."


POSSIBLE EXTENSION OF EXPIRATION DATE


     The Company has reserved the right to extend the Expiration Date to as late as March 13, 1998. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to stockholders.


DELISTING FROM NASDAQ

     Previously, the Company's Common Stock was traded on the NASDAQ SmallCap Market ("NASDAQ"). However, the Company failed to maintain the minimum standards required by NASDAQ to maintain its listing on NASDAQ. The Common Stock was suspended from trading and delisted from NASDAQ on June 25, 1997, as a result of the Company's failure to maintain capital and surplus of at least $1,000,000. The delisting of the Company's Common Stock from NASDAQ could have an adverse effect on the market value of the Common Stock. See "Market for the Company's Common Stock and Related Stockholder Matters."

LIMITED TRADING VOLUME AND VOLATILITY OF STOCK PRICE IN PUBLIC MARKET

     The Company's Common Stock is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. There is no assurance that a more active public market for such securities will develop after the conclusion of the Rights Offering or, if a more active trading market develops, that it will be sustained.

MARKET RESTRICTIONS ON BROKER-DEALERS

     The Company's Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons purchasing Shares in this offering to sell their Shares in the secondary market. Further, the Company's Common Stock is quoted on an NASD inter-dealer system called the "Bulletin Board" and, following the Rights Offering, the Company still will not have $4 million in net tangible assets or $50 million in stockholders' equity, one of which is required for it to qualify for quotation on NASDAQ, and the Shares are not expected soon to command a market price of $5 per share, the price required for a non-NASDAQ-quoted security to escape the trading severities imposed by the Securities and Exchange Commission on so-called "penny stocks." These trading severities tend to reduce broker-dealer and investor interest in penny stocks and could operate (i) to inhibit the ability of the Company's stock to reach a $4 per share trading price that would make it eligible for quotation on NASDAQ even should it otherwise qualify for quotation on NASDAQ and (ii) to inhibit the ability of the Company to use its stock for business acquisition purposes. See "Market for the Company's Common Stock and Related Stockholder Matters."

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     Certain provisions of Delaware law, the Company's Certificate of Incorporation and its Bylaws could delay, impede or make more difficult a merger, tender offer or proxy context involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Securities--Certain Anti-Takeover Provisions."

                                   USE OF PROCEEDS


     The net proceeds to the Company from the sale of all 5,948,698 shares of Common Stock offered by the Company hereby are estimated to be $2,779,349 based on a Subscription Price of $0.50 per share and after deducting the offering expenses payable by the Company. If only the 5,600,000 shares of Common Stock committed to be subscribed by the Committed Stockholders are sold, the net proceeds to the Company are estimated to be $2,605,000 after deducting the offering expenses payable by the Company.



     The Company expects that the proceeds of the offering will be used to repay existing debt and fund working capital requirements, as follows:



                                               Maximum            Minimum
                                              (Assuming          (Assuming
                                              5,948,698          5,600,000
                                             Shares Sold)       Shares Sold)

Estimated Net Proceeds                      $2,779,349         $2,605,000


Use of Proceeds

    Repayment of Existing Debt and         *$2,280,000        *$2,280,000
     Other Obligations to Bishops and
     their Affiliates

    Fund Working Capital                    $  499,349         $  325,000
      Requirements

    Total                                   $2,779,349         $2,605,000

--------------------------------

* This amount is comprised of the following debt and other obligations outstanding to the Bishops and their affiliates as of February 13, 1998:
     (1) $1,250,000 in debt outstanding under the Loan Facility with the Bishop Family Trust, (2) $700,000 in debt outstanding under the Demand Loans from J. Bradford Bishop, and (3) approximately $330,000 in other obligations owed to the Bishop Family Trust, J. Bradford Bishop and John
     F. Bishop, including interest of approximately $60,000, fees of approximately $150,000, and deferred salary of approximately $120,000. However, the Company reserves the right to issue shares of Common Stock in lieu of cash for $141,000 of such fees. See "The Company--Bishop Family Trust Loan Facility" and "--Demand Loans". The extinguishment of such outstanding debt will facilitate the ability of the Company to obtain Future Debt Facilities from third party lenders. See "Management's Discussion and Analysis--Financial Condition."



                          DETERMINATION OF OFFERING PRICE


     The Rights Offering is being conducted by the Company based on the commitment of the Committed Subscribers to subscribe for at least $2,800,000 in Common Stock in the Rights Offering. The terms of the Rights Offering were approved by the independent members of the Company's Board of Directors (the "Independent Directors"). The Subscription Price reflects a 79% discount to the average closing price of the Company's Common Stock in the 30 days prior to the Record Date and a 43% discount to the closing bid for the

Common Stock on February 13, 1998. The terms of the Rights Offering were unanimously recommended by the Independent Directors and approved by the Company's Board of Directors.



     The principal factors in the recommendation and approval of the terms of the Rights Offering were as follows:



     (1) The Company's need for additional capital to repay existing debt and for working capital purposes: The Company's losses over the past several years have materially deteriorated the financial condition of the Company, and the Company's accountants have expressed substantial doubt regarding the Company's ability to continue as a going concern. Without additional capital the Company will not be able to pursue the fiscal 1998 opportunities described in this Prospectus.



     (2) The nonavailability of additional capital from other sources: The Company has held numerous discussions with third parties to obtain additional capital, but has been unable to obtain such capital on satisfactory terms.



     (3) The opportunity for stockholders to participate in the financing through the Rights Offering: Additional capital from other sources would be substantially dilutive to the Company's stockholders. While the Rights Offering likewise will be substantially dilutive, each stockholder of the Company has the opportunity to avoid dilution by purchasing Shares in the Rights Offering under the stockholder's Basic Subscription Rights.



     (4) The low participation of stockholders in the Rights Offering at the previous subscription prices of $1.70 and $1.00: The Company has valid subscriptions with an aggregate subscription price of less than $100,000 in the Rights Offering as of February 13, 1998. The amounts previously subscribed are insufficient for the Company to meet its expected capital needs in fiscal 1998.



     (5) The commitments of the Committed Subscribers: At the reduced subscription price of $0.50, the Company has obtained the irrevocable commitment of the Committed Subscribers to subscribe for 5,600,000 Shares (with an aggregate subscription price of $2,800,000) in the Rights Offering.



The Company has not sought an independent third party opinion with respect to the value of the Company or the appropriateness of the Subscription Price. The Subscription Price has no relation to the market value of the Common Stock of the Company, the value of the Company's assets or the Company's prospects as a going concern.


                                 PLAN OF DISTRIBUTION

THE RIGHTS OFFERING

     The Company offers 5,948,698 shares (the "Shares") of its Common Stock, $0.01 par value, only to its stockholders of record on November 7, 1997 (the "Record Date"), who reside in states either where state registration of this offering is not required or, if required, in the judgment of the Company can reasonably be effected ("Stockholders of Record"). The Shares are offered at a purchase price of $0.50 per Share (the "Subscription Price").

     The Rights Offering is being made directly from the Company to its Stockholders of Record. No underwriters are involved. No commissions are being paid. All net proceeds from subscriptions go directly to the Company in their entirety.

SUBSCRIPTION EXPIRATION DATE


     The Rights Offering will expire at 5:00 P.M., California time, on March 6, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond March 13, 1998. If the Company elects to extend the term of the Rights Offering, it will issue a press release to such effect not later than the first day The

Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Subscription Price will be held by the Company, until the closing, which will occur promptly following the Expiration Date. The subscription for Common Stock in the Rights Offering is irrevocable once made, and no interest will be paid to subscribing stockholders. AS DESCRIBED BELOW, SUBSCRIPTIONS MUST BE RECEIVED BEFORE THE EXPIRATION DATE AFTER WHICH TIME THE RIGHT TO SUBSCRIBE WILL BE VOID AND VALUELESS.


BASIC SUBSCRIPTION RIGHTS

     The Rights Offering entitles the Stockholders of Record to subscribe at the Subscription Price for Shares on the basis of fourteen Shares for each share of Common Stock held on the Record Date (the "Basic Subscription Rights").
Exercise of the Basic Subscription Rights will also entitle the holders to the Over-Subscription Privilege described below.


OVER-SUBSCRIPTION PRIVILEGE



     If some stockholders do not fully exercise all of their Basic Subscription Rights, the remaining Shares will be offered to those holders of Basic Subscription Rights who wish to acquire more than the number of shares to which their Basic Subscription Rights entitle them (the "Over-Subscription Privilege"). Each holder of Basic Subscription Rights who fully exercises Basic Subscription Rights will be entitled to participate in such Over-Subscription Privilege and will be asked to indicate on the Subscription Agreement how many additional shares that stockholder would be willing to acquire pursuant to the Over-Subscription Privilege. Each stockholder wishing to exercise its Over-Subscription Privilege must exercise its Over-Subscription Privilege and must tender payment for the Shares subscribed for pursuant to the Over-Subscription Privilege at the time it exercises its Basic Subscription Rights. If there remain sufficient Shares after the exercise of Basic Subscription Rights, all over-subscriptions will be honored in full. If there are not sufficient Shares to honor all over-subscriptions, the available Shares will be allocated among those who over-subscribe based solely on the number of shares subscribed for by each over-subscribing holder pursuant to the Basic Subscription Rights. For example, if after the exercise of the Basic Subscription Rights (1) there remain 150,000 Shares that were not subscribed for pursuant to Basic Subscription Rights, (2) two stockholders each indicated that they wished to acquire Shares through the Over-Subscription Privilege, (3) the first stockholder oversubscribed for 150,000 Shares and the second stockholder oversubscribed for 200,000 Shares and each tendered payment for that number of shares and (4) the first stockholder acquired 100,000 shares pursuant to its full Basic Subscription Rights and the second stockholder acquired 200,000 shares pursuant to its full Basic Subscription Rights; then the first stockholder would be entitled to one-third or 50,000 Shares and the second stockholder would be entitled to two-thirds or 100,000 Shares.



     The allocation process may involve a series of allocations in order to assure that the shares available for over-subscription are distributed proportionately among all over-subscribing holders. Accordingly, the degree to which each stockholder's request for Shares pursuant to the Over-Subscription Privilege will be honored will depend on the number of Shares requested, the number of shares acquired by the exercise of Basic Subscription Rights and the total number of Shares available for over-subscription. After the expiration of the subscription rights, the Company will send notice of the number of Shares acquired pursuant to the Over-Subscription Privilege to each stockholder that over-subscribed and promptly remit to such stockholder, without any interest, within five days after the Expiration Date, any payment tendered for shares not acquired under the Over-Subscription Privilege.



COMMITMENTS



     The following persons (collectively, the "Committed Subscribers") have committed to the Company that they will subscribe for a minimum of 5,600,000 Shares in the Rights Offering, representing a minimum aggregate subscription price of $2,800,000:



     J. Bradford Bishop, Chairman and Chief Executive Officer, a Director and a principal stockholder of the Company, has committed to subscribe for at least 3,200,000 Shares with an aggregate subscription price of $1,600,000. The Board of Directors has approved the payment of his aggregate subscription price by a reduction in amounts owed to him by the Company ($700,000 as of February 13, 1998), and the balance will be paid in cash. 874,622 of such Shares will be purchased under his Basic Subscription Rights, and 2,325,378 of such Shares will be subscribed under his Oversubscription Privilege.

     John F. Bishop, Vice Chairman, Secretary and Treasurer, a Director and a principal stockholder of the Company, has committed to subscribe for at least 1,300,000 Shares with an aggregate subscription price of $650,000 on behalf of the Bishop Family Trust. The Board of Directors has approved the payment of his aggregate subscription price by a reduction in amounts owed to him by the Company. All of such Shares will be purchased under his Basic Subscription Rights; John F. Bishop has not committed to purchase the remaining 355,640 Shares available to him under his Basic Subscription Rights.



     James N. Cutler, Jr., a Director of the Company, has committed to subscribe for at least 1,000,000 Shares with an aggregate subscription price of $500,000. The aggregate subscription price will be paid in cash. 14,000 of such Shares will be purchased under his Basic Subscription Rights, and 986,000 of such Shares will be subscribed under his Oversubscription Privilege.



     J. Sidney Webb, Jr., a Director of the Company, has committed to subscribe for at least 100,000 Shares with an aggregate subscription price of $50,000. The aggregate subscription price will be paid in cash. 11,200 of such Shares will be purchased under his Basic Subscription Rights, and 88,800 of such Shares will be subscribed under his Oversubscription Privilege. This subscription price will be paid in cash.



See "Risk Factors--Control by Management and Principal Stockholders", and "-- Dilution from Rights Offering."


METHOD OF EXERCISING RIGHTS


     To subscribe for Common Stock, a Stockholder of Record  must fill in
Section 1 on the Subscription Agreement and sign and transmit it along with the required payment, in the envelope provided, to the Company at 1745 McCandless Drive, Milpitas, California 95035. The Subscription Agreement must arrive on or before the Expiration Date.



     TREATMENT OF PREVIOUSLY SUBSCRIBING STOCKHOLDERS. Stockholders who previously subscribed for Shares at the previous subscription prices of $1.70 or $1.00 in the Rights Offering have the following options. If such stockholders desire to subscribe for Shares at the new subscription price of $0.50, they must complete, sign and mail or deliver a new subscription agreement identifying the number of Shares they desire to purchase at the new subscription price. If the aggregate subscription price for such Shares exceeds the funds already paid to the Company, such stockholders must mail or deliver payment of the excess subscription price to the Company on or before the Expiration Date. If the aggregate subscription price for such Shares is less than the funds already paid to the Company, the Company will refund such overpayment to such stockholders, without interest, within five business days after the Expiration Date. If such stockholders do not complete, sign and mail or deliver a new subscription agreement to the Company on or prior to the Expiration Date, the Company will refund to such stockholders all amounts previously paid, without interest, within five days after the Expiration Date.



     PAYMENT. The Subscription Agreement must be accompanied by payment of the full Subscription Price in U.S. Dollars for all shares. Such payment may be made by mail or hand delivery. Payment may be made by certified check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to the order of "EIP Microwave, Inc." or, if approved by the Board of Directors, by reduction in the amount of any Company liability to the subscribing Stockholder. Sufficient mailing time should be allowed for the Subscription Agreement and payment to be RECEIVED by the Company before the expiration of the subscription period at 5:00 P.M., California time, March 6, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"), after which time the right to subscribe will be void and valueless.



     The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 5,948,698 Shares offered are not purchased. The Committed Subscribers have committed to the Company that they will subscribe for at least 5,600,000 Shares, with an aggregated subscription price of $2,800,000 in the Rights Offering. See "Risk Factors--Control by Management and Principal Stockholders," "--Dilution from Rights Offering," and "--No Minimum Size of Rights Offering."


     The Company reserves the right to reject any Subscription Agreement and payment not properly submitted. The Company has no duty to give notification of defects in any Subscription Agreement and/or payment and will have no liability for failure to give such notification. The Company will return any Subscription Agreement and/or payment not properly submitted.

     Any questions or requests for assistance concerning the method of exercising subscription rights or requests for additional copies of this Prospectus, the Subscription Agreement or the Instructions to the Subscription Agreement should be directed to the Information Agent at 1-800-631-8985.

     PURCHASE AND SALE OF RIGHTS. Subscription rights may not be transferred, divided, combined, purchased or sold.

     DELIVERY OF CERTIFICATES. Certificates for Shares issuable on exercise of subscription rights will be mailed as soon as practicable after the Expiration Date.




INFORMATION AGENT

     The Company has appointed Corporate Investor Communications, Inc. ("CIC") as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Subscription Agreement or the Instructions to the Subscription Agreement may be directed to the Information Agent at the telephone number and address below.

          Corporate Investor Communications, Inc.
          111 Commerce Road
          Carlstadt, NJ 07072-2586
          (201) 896-1900

          Or call
          Toll Free

          (800) 631-8985

     The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

        MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     As of the Record Date, there are 424,907 shares of Common Stock of the Company owned of record by approximately 244 stockholders.


     There are 5,948,698 shares of Common Stock reserved for issuance pursuant to the Rights Offering. An additional 200,000 shares of Common Stock of the Company are reserved for issuance against the exercise of Company stock options under the Second Amended and Restated 1994 Stock Option Plan. Further, subject to the issuance of 4,400,000 shares of Common Stock pursuant to the Rights Offering, an additional 1,500,000 shares of Common Stock are reserved for issuance under the 1998 Stock Plan. The Company may also issue 282,000 shares of Common Stock to the Bishop Family Trust in lieu of paying outstanding facility fees in cash.


     The following sets forth for each calendar quarter since January 1995, the range of high and low closing bids for the Company's Common Stock as reported to the Company by NASDAQ. For the period through June 25, 1997, the Common Stock was listed on the NASDAQ SmallCap Market under the symbol EIPM. For the period since June 25, 1997, the Common Stock has been quoted on the NASD Bulletin Board under the symbol EIPM. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


Calendar Quarter                        High ($)       Low ($)
----------------                        --------       -------
1st quarter 1998 (through 2/13/98)      0.88           0.81
4th quarter 1997                        2.75           0.75
3rd quarter 1997                        3.625          1.25
2nd quarter 1997                        6.00           1.25
1st quarter 1997                        2.00           1.00
4th quarter 1996                        5.00           1.00
3rd quarter 1996                        6.75           3.50
2nd quarter 1996                        7.50           2.00
1st quarter 1996                        7.25           2.75
4th quarter 1995                        5.50           1.50
3rd quarter 1995                        7.75           5.50
2nd quarter 1995                        9.25           1.25
1st quarter 1995                        7.00           1.75



     The Company's stock is quoted on an NASD inter-dealer system called the "Bulletin Board." While some Bulletin Board stocks are actively traded, they do not draw the interest of the NASD brokerage community held by NASDAQ stocks or exchange-listed stocks. The eligibility requirements for listing the Company's stock on exchanges are generally as high or higher than the requirements for eligibility for quotation on NASDAQ, and the Company has no present plans to list its stock on an exchange.

     The Company's stock will not be eligible for quotation on the NASDAQ SmallCap Market ("NASDAQ") unless it meets various NASDAQ requirements, which it will not meet even if all the Shares offered herein are subscribed. No assurance can be made that the Common Stock will ever become eligible for quotation on NASDAQ.

     Further, holders of the Shares offered herein face the prospect of an indefinite period during which the Shares will be subject to trading severities imposed on Bulletin Board, so-called "penny stocks" (stocks that trade at less than $5 per share) by regulations of the Securities and Exchange Commission. The effect of these trading severities is to reduce broker-dealer and investor interest in trading or owning "penny stocks" and, hence, could inhibit the ability of the Company's stock to reach a trading level of $4 per share or higher and thereby become eligible for quotation on NASDAQ even if the Company meets NASDAQ's assets and stockholders' equity requirements in the future.

                                     THE COMPANY

THE FOLLOWING DISCUSSION CONTAINS TREND INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS OF EIP MICROWAVE, INC. (THE "COMPANY") COULD DIFFER MATERIALLY FROM THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED UNDER THE HEADING "RISK FACTORS" ABOVE. DUE TO SUCH RISK FACTORS AND OTHER FACTORS, PAST RESULTS ARE NOT A RELIABLE PREDICTOR OF FUTURE RESULTS.

GENERAL/PRODUCTS

     The Company was incorporated under the laws of the State of Delaware in 1987 under the name EIP Microwave, Inc. The predecessor corporation was organized under the laws of California in 1961, and merged with the Company in 1987.

     The Company is engaged in a single industry segment constituting the development, manufacture and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. These instruments include microwave heterodyne-type automatic frequency counters, microwave and RF pulse frequency counters, microwave and RF synthesized signal generators, pulse generators, and downconverters. All of these products are electronic devices which are used in the design, manufacture and maintenance of microwave and RF products and systems throughout the world.


     Stand-alone microwave frequency counters represented 53% of net sales in fiscal 1997, 50% of net sales in fiscal 1996, and 64% of net sales in fiscal 1995, and 60% and 52% of net sales in the first quarter of fiscal 1998 and 1997, respectively. The balance of sales in those periods was mainly derived from the Company's VXIbus-based products. VXIbus is a hardware and software standard for modular instrumentation. EIP manufactures individual modules in the VXIbus format that provide various functions, including frequency measurement, synthesized signal generation, downconversion and modulation. These modules plug in to standardized racks that supply power and computer resources.


     During fiscal 1997, the Company introduced a new line of microwave frequency counters suitable for use in laboratory, manufacturing and field service environments. These products are portable and can be operated on their own internal batteries. The Company began distributing these products in October 1997, on a private label basis worldwide through an OEM relationship with Hewlett-Packard Company ("Hewlett-Packard").

     The Company designs and manufactures its own YIG (Yitrium iron garnet) filters, which are a key feature of many EIP microwave products. Additionally, the Company manufactures hybrid microwave integrated circuits (MICs) and proprietary microwave subassemblies used in its microwave products. Management believes that the Company's YIG and MIC capabilities provide its microwave products with competitively superior performance, protection from overload, and compact size.

MARKETS/PRINCIPAL CUSTOMERS


     The Company has a variety of customers worldwide for its microwave products, including the military, government agencies, government subcontractors, the telecommunications industry, the aerospace industry, and research and development facilities. The primary customers for the Company's RF products are telecommunication companies. The Company's principal customers, and the percent of its net sales attributable to such customers if exceeding 10% in the applicable period, are Mantech (23% in first quarter of fiscal 1998), Hewlett-Packard (15% in first quarter of fiscal 1998), Northrup-Grumman (20% in fiscal 1997, 22% in fiscal 1996 and 11% in fiscal 1995) and Marconi (19% in fiscal 1995). Other important customers that provided less than 10% of revenues to the Company in such periods were Lockheed Martin, Kelly Air Force, Hughes Aircraft, and Harris Corporation.



     The Company's sales of microwave products to the United States Government and its contractors comprised approximately 43%, 33% and 36% of net sales for the fiscal years 1997, 1996 and 1995, respectively, and 33% and 34% of net sales for the first quarter of fiscal 1998 and fiscal 1997, respectively. In September 1997, the Company received a five-year indefinite quantity, fixed price supply subcontract from a

ManTech Systems Engineering Corporation, a government contractor ("ManTech"), with total sales value to the Company that could range from approximately $3.5 to $20 million. Foreign sales represented 30%, 36% and 43% of of net sales for the fiscal years 1997, 1996 and 1995, respectively, and 26% and 40% of net sales for the first quarter of fiscal 1998 and fiscal 1997.


METHODS OF DISTRIBUTION

     The Company has entered into a five-year OEM Agreement with Hewlett-Packard Company ("Hewlett-Packard"). The Agreement contemplates the worldwide distribution of the Company's recently developed line of microwave frequency counters through Hewlett-Packard on a private label basis. The Company began distributing this new line of products in October 1997.

     The Company uses independent manufacturers' representatives for distribution of its other products in the United States and in foreign countries. The Company provides service and technical support to its manufacturers' representatives, and directly to its customers.

     From November 1992 until December 1995, the Company's products were distributed in a number of foreign countries through an exclusive distribution agreement with Marconi Instruments, a subsidiary of The General Electric Company, Plc. of England. Foreign sales through Marconi Instruments represented 19% of net sales in fiscal 1995. The Company has since established agreements with other independent manufacturers' representatives in these countries previously covered by Marconi Instruments.

COMPETITION

     The Company believes there are three to six competitors in the respective markets in which it competes; however, reliable data on sales and profits of most of the Company's competitors is not readily available because the competitors are either privately held or are separate divisions of large publicly held companies which do not separately report financial results for competing divisions.

     The markets in which the Company's frequency counters are sold are well-defined and narrow markets which have become increasingly competitive both in the United States and abroad. Within these narrow markets, the Company believes it holds a significant competitive position, generally believed to be number two or three in market share. The Company encounters competition, however, from certain firms which are substantially larger and have greater financial resources than the Company; the market leader is believed to be Hewlett-Packard. Other companies selling products in the same markets as the Company include Anritsu, Advantest, Racal, and XL Microwave.

     The market for microwave synthesized signal generators is considered to be larger than the microwave frequency counter market. As the market for this type of product is still developing, the Company has not been able to determine market share. At present, the only other known supplier of VXIbus microwave synthesized signal generators is Giga-tronics.

     The Company's VXIbus pulse generator and downconverter are sold primarily as companion products for integrated systems. Competitors for the pulse generator include Wavetek and Tektronix. There is no known current direct competition for the VXIbus downconverter.

     Competition is based upon performance, reliability, product design, availability and price and is characterized by technological change.

RESEARCH, DEVELOPMENT AND ENGINEERING


     Management believes that the Company's future success is dependent to a significant extent upon engineering and new product development. Expenditures for research, development and engineering during the past three years have ranged between 21% and 11% of annual net sales. Research, development and engineering expenditures were $996,000, $978,000 and $742,000, for fiscal years ended September 30, 1997, 1996, and 1995, respectively, and $241,000 and $216,000 for the first quarter of fiscal 1998 and fiscal 1997, respectively. Due to cash restrictions, the Company expects to defer current development efforts that previously were anticipated to result in the introduction of new test instrumentation for the wireless telecommunications market in 1998. There is no assurance that the Company will introduce such new test instrumentation in the future. All of the Company's research, development and engineering activities have been Company-funded.


RAW MATERIALS

     The principal raw materials used by the Company in its manufacturing operations include capacitors, resistors, semiconductors, integrated circuits, transformers, printed circuit boards, display devices, and metal and plastic cases, most of which are purchased from outside suppliers. For the majority of materials, the Company has access to many suppliers, and believes that it is not dependent upon any one supplier, and that adequate alternate sources for its materials are, for the most part, readily available. There are, however, many applications which require specialized components currently available, in each instance, only through a single source of supply. The loss of any of these sources, or the inability of any such source to meet the Company's production and quality control requirements, could be detrimental to the Company with respect to the specific products involved.

EMPLOYEES


     The Company had 36 employees at December 31, 1997 (31 of whom were full time), 45 employees at September 30, 1997 (39 of whom were full time ), and 52 employees at September 30, 1996 (49 of whom were full time ). The Company believes that its employee relations are good, but can make no assurances that it will continue to be able to attract and retain qualified employees. The Company also has engaged the services of consultants when appropriate.


PATENTS, COPYRIGHTS, TRADEMARKS AND INTELLECTUAL PROPERTY

     The Company holds no patents, trademarks, franchises, concessions or royalty agreements that have a material importance to or effect on its frequency counter, pulse counter, synthesized signal generator, pulse generator, or downconverter product lines. However, the Company has obtained a license from a third party for digital modulation implementations relating to products under development by the Company.

     The Company relies on trade secrets and technical know-how in order to maintain its competitive advantage and scientific expertise. It is the practice of the Company to enter into confidentiality agreements with employees, consultants, and any third party to whom it discloses confidential information. There can be no assurance that such confidential information will not be disclosed, that similar trade secrets or expertise will not be independently developed, or that access to such information could not be gained inadvertently.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS

     Government approval is not required for any of the Company's principal products.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS

     The Company believes it is in compliance with applicable governmental regulations. The Company is not aware of any probable governmental regulation which would have a detrimental or disruptive effect on the Company.

COMPLIANCE WITH PROVISIONS ON ENVIRONMENTAL PROTECTION

     The Company does not believe that compliance with federal, state, and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have any material effect upon the capital expenditures, earnings, or competitive position of the Company.

PROPERTY

     The Company leases a 20,331 square foot one story, concrete structure located in Milpitas, California, which contains production, warehouse and office facilities. The lease term continues until October 1998, with an option to renew for an additional three years. The annual rent for the current term is $226,000 plus applicable real property taxes and insurance. The Company also leases 361 square feet of space as the Company's corporate offices located in Newport Beach, California. The lease term continues until November 1998, with an annual rent of $4,765. The current facilities are believed by the Company to be suitable and adequate for its present requirements.


     The Company owns and uses machinery, equipment, and furniture with an original cost of approximately $5,267,000 at December 31, 1997, and $5,311,000 at September 30, 1997. The Company also leases and uses equipment with capital lease obligations of $88,000 at December 31, 1997, and $98,000 at September 30, 1997. This personal property is believed to be in acceptable condition.


     The Company's management believes the facilities and all machinery and equipment of the Company are adequately insured to cover loss of equipment or occupancy privileges.

     The Company does not have any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, and has no present policy or limitations with respect to any such future investments.


EXPIRED WORKING CAPITAL FACILITY



      The Company had a $500,000 working capital facility with a bank which expired on January 31, 1998. All outstanding principal was repaid on January 22, 1998. The working capital facility has not been replaced.



     The Company is continuing to pursue discussions with other lenders concerning a working capital facility; however, there can be no assurance that the Company will be able to obtain a satisfactory working capital facility.
Even if the Company is able to obtain a working capital facility from another lender, there can be no assurance as to the terms of such facility. If the Company is unable to obtain a satisfactory working capital facility, the Company and its business could be materially adversely affected.


BISHOP FAMILY TRUST LOAN FACILITY


     At February 13, 1998, the Company had outstanding borrowings in the aggregate principal amount of $1,250,000 under a loan and security agreement (the "Loan Facility") with John F. Bishop and Ann R. Bishop, trustees of the Bishop Family Trust (the "Bishop Family Trust"). The Loan Facility provides for a term loan of $1,000,000 and revolving advances up to $450,000. Interest is charged at the prime rate plus 5% per annum and is payable monthly (13.5% as of February 13, 1998). Based on an aggregate principal amount of $1,250,000, the monthly interest payment is $14,063. The Loan Facility expires on October 15, 1998. The Loan Facility contains various restrictive covenants requiring, among other matters, the achievement of profitability on a rolling 3-month basis commencing in August 1998, and the maintenance of minimum revenues from its OEM relationship with Hewlett-Packard Company commencing in January 1998. The Loan Facility also precludes or limits the Company's ability to take certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the Bishop Family Trust's prior written consent. The Loan Facility is secured by substantially all of the Company's assets.



     Under the terms of the Loan Facility, the Company is obligated to pay facility fees of $141,000 the Bishop Family Trust. Such fees were payable by the Company on January 22, 1998, but have not been paid. Further, if the principal amount of the obligations outstanding under the Loan Facility on April 22, 1998 exceeds $1,000,000, then an additional facility fee of $141,000 will be fully earned on such date and will be payable by the Company on April 22, 1998. The Company has the right to pay the facility fee in cash or by issuance of Common Stock. The number of shares of Common Stock issuable as payment for a facility fee will equal (a) the applicable facility fee divided by
(b) the Fair Market Value (as defined in the Loan Facility) per share of Common Stock. For purposes of the outstanding $141,000 facility fee, the Fair Market Value is $0.50 per share.



     The Company plans to repay all outstanding debt under the Loan Facility with the proceeds of the Rights Offering. Based on the repayment of all outstanding amounts under the Loan Facility upon completion of the Rights Offering, total interest and fees paid or payable under the Loan Facility would be approximately $221,000, resulting in an effective annual interest rate on borrowings thereunder of approximately 42%. If the Company does not repay all outstanding amounts under the Loan Facility upon completion of the Rights Offering, and maintains the current outstanding balance under the Loan Facility through October 15, 1998, total interest and fees paid or payable under the Loan Facility would be approximately $460,000, resulting in an effective annual interest rate on borrowings thereunder of approximately 37%.



DEMAND LOANS



     At February 13, 1998, the Company had outstanding borrowings in the aggregate principal amount of $700,000 under demand loans (the "Demand Loans") with J. Bradford Bishop. Interest is charged at 10% per annum and is payable on demand. The Demand Loans are payable on demand. The Demand Loans are secured by substantially all of the Company's assets. The Company plans to repay all outstanding debt under the Demand Loans with the proceeds of the Rights Offering.


LEGAL PROCEEDINGS

     There are no pending legal proceedings to which the Company or its subsidiary is a party or of which any of their property is the subject. The Company is not aware of any such legal proceeding contemplated by a governmental authority.


ACQUISITION/DIVESTITURE DISCUSSIONS



     Since 1995, the Company has held discussions with several other companies with respect to various possible transactions, including the divestiture of certain product lines by the Company and the acquisition of such other companies or their technology or products lines. The Board of Directors will consider any future transactions in light of what appears to be in the best interest of the Company's stockholders.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS


THE FOLLOWING DISCUSSION CONTAINS TREND INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE COMPANY'S HISTORICAL RESULTS OF OPERATIONS AND THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED UNDER THE HEADING "RISK FACTORS" ABOVE. DUE TO SUCH RISK FACTORS AND OTHER FACTORS, PAST RESULTS ARE NOT A RELIABLE PREDICTOR OF FUTURE RESULTS.

IN ADDITION, THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES HEREIN, AND IS QUALIFIED ENTIRELY BY THE FOREGOING AND BY OTHER MORE DETAILED FINANCIAL INFORMATION APPEARING ELSEWHERE.

RESULTS OF OPERATIONS


     Net sales for the three months ended December 31, 1997, were $998,000, a 21% decrease from sales of $1,258,000 in the same period last year. The decrease in sales for the period was primarily attributable to lower sales of continuous wave counters and VXI products. Net sales for fiscal 1997 were $4,739,000, a 27% decrease from fiscal 1996 sales of $6,492,000. The decrease in net sales in fiscal 1997, compared to the prior year, was primarily attributable to lower export sales of frequency counters. The 3% decrease in fiscal 1996 net sales, compared to fiscal 1995 net sales of $6,721,000 was primarily attributable to market softness for the Company's products. Foreign exchange rate fluctuation did not have a material impact on net sales or gross profit margins for the last three fiscal years since substantially all sales and financial transactions are completed in U.S. dollars.



     Gross profit margin in the first quarter of fiscal 1998 was negative compared to a 37% gross margin in the comparable quarter of fiscal 1997. This was primarily due to a write-down of inventory by $600,000 to reserve for potential obsolescence related to discontinuance of selected products. To a lesser extent the gross margin was affected by lower sales levels without corresponding reductions in fixed manufacturing overhead, and by selective price reductions. The Company's gross profit margin increased in fiscal 1997 to 38%, from 37% in fiscal 1996. The increase in the fiscal 1997 gross profit margin, compared to fiscal 1996 was due almost entirely to an improved gross margin for VXIbus products. An increase in sales of other units with a higher gross margin had a relatively small impact. The Company's gross profit margin decreased in fiscal 1996 to 37% from 46% in fiscal 1995. The decrease in the fiscal 1996 gross profit margin, compared to fiscal 1995, was primarily due to a sales mix shift from higher margin stand-alone counter products to lower margin VXIbus products and lower than expected gross profit margin on these VXI products.
Each of these factors had a comparable impact on the decrease in gross profit margin.



     Inflation did not have a material effect on revenues nor gross profit during the three months ended December 31, 1997, or during fiscal years 1997, 1996, or 1995.



     Incoming orders for the first fiscal quarter were $946,000, an 8% increase from $876,000 for the same period a year ago. Backlog at December 31, 1997, was $389,000, a 2% increase from $381,000 at the end of the first fiscal quarter last year. The increase in orders and backlog resulted primarily from an increase in orders for traditional counters.



     Incoming orders for fiscal 1997 were $4,428,000, a 28% decrease from $6,115,000 for the prior year. Backlog at September 30, 1997, was $441,000, a 42% decrease from $763,000 at September 30, 1996. The decrease in orders and backlog in fiscal 1997, compared to the prior year, resulted primarily from a shortfall in domestic and international large order bookings, particularly the lack of a large VXI order in fiscal 1997, and international base level bookings. Each of these factors had a comparable impact on the decrease in orders and backlog. The decline in large order VXI business reflected a customer's completion of a US Air Force contract and a slower than expected ramp up in that customer's foreign military sales for the same system. The decline in international sales reflected weakness in Asian markets. Management believes the weakness in export markets in Asia will continue for the next 1 to 2 years or longer and has refocused its sales emphasis to the European and domestic markets.


     Incoming orders for the fiscal 1996 year were $6,115,000, a 14% decrease from $7,127,000 in fiscal 1995 orders. Backlog at September 30, 1996 was $763,000, a 37% decrease from $1,210,000 at September 30, 1995.

The decrease in orders and backlog in fiscal 1996, compared to the prior year, was primarily due to a 36% decrease in large government-related orders.


     Research, development and engineering expenses increased 12% to $241,000 in the first quarter of fiscal 1998, compared to $216,000 for the same quarter last year. The increase in research, development and engineering expenses was due to new product development expenditures, primarily to support a new frequency measurement product and products for an order from a government contractor. Research, development and engineering expenditures increased 2% to $996,000 in fiscal 1997, from $978,000 in the prior fiscal year. Research, development and engineering expenditures in fiscal 1996 increased 32%, to $978,000, compared to $742,000 in fiscal year 1995. The increases in both years were due to increased new product development expenditures, primarily to support the development of a new frequency measurement product introduced in 1997.



     Selling, general and administrative expenses increased 16% to $540,000 during the first quarter of fiscal 1998, compared to $466,000 for the same quarter last year. The increase in selling, general and administrative expenses is due primarily to expenses related to the Company's pending Rights Offering. This increase in expenses was partially offset by lower commissions on reduced sales in the first quarter of fiscal 1998. Selling, general and administrative expenses decreased 4% in fiscal 1997 to $2,005,000, compared to $2,084,000 in fiscal 1996. The decrease in selling, general and administrative expenses was due almost entirely to decreased commission expense resulting from decreased sales volume. Overall expense control had a small impact. Selling, general and administrative expenses decreased 9% in fiscal 1996, to $2,084,000, compared to $2,289,000 in fiscal 1995, primarily due to the decrease in commission expense resulting from lower sales volume (approximately 60% of the change), and a decrease in advertising expenses (approximately 20% of the change).



      Interest and other expense was $120,000 during the first quarter of fiscal 1998, compared to $5,000 for the same quarter last year. This increase was primarily due to a higher level of outstanding debt and a higher effective interest rate on such debt. Gains on the sale of capital equipment of $6,000 and $36,000 are also included for the first quarter of 1998 and 1997, respectively.



      Interest and other expense was $73,000 during fiscal 1997, compared to ($141,000) for fiscal 1996, and ($81,000) for fiscal 1995. The increase in expense in fiscal 1997 was due to a higher level of outstanding debt and associated interest expense ($80,000, $13,000, and $2,000, in interest expense during fiscal 1997, 1996, and 1995, respectively), and lower cash balances and associated interest and dividend income ($6,000, $26,000, and $25,000, during fiscal 1997, 1996, and 1995, respectively). Also included in interest and other for fiscal 1997, 1996, and fiscal 1995, are gains on sales of fixed assets of $1,000, $14,000 and $56,000, respectively. Further, interest and other expense in fiscal 1996 reflects a credit of $112,000 due to the waiver of fees owed by the Company to members of the Board of Directors.



     The Company recorded a net loss of $1,213,000 for the first quarter of fiscal 1998, as compared to a net loss of $222,000 recorded during the same period last year. The increase in the loss for the period, compared to the same period last year, is primarily attributable to the inventory write-down discussed above and, to a lesser extent, lower sales and increased operating expenses discussed above.



     The Company recorded a net loss of $1,290,000 in fiscal 1997, as compared to a net loss of $493,000 recorded in fiscal 1996, and earnings of $125,000 in fiscal 1995. The increase in losses for fiscal 1997 and fiscal 1996 is primarily due to decreased sales.


     The Company believes that it will incur costs of addressing Year 2000 issues in amounts of approximately $150,000 in fiscal 1998 and $50,000 in fiscal 1999, for hardware, software, installation, and related training, for a new business management and accounting system.

FINANCIAL CONDITION


     At December 31, 1997, the Company's cash, cash equivalents and short-term investment balance was $92,000, as compared to $280,000 at September 30, 1997 and $540,000 at September 30, 1996. The Company's accounts payable balance was $604,000 at December 31, 1997, as compared to $401,000 at September 30, 1997, and $706,000 at September 30, 1996. At December 31, 1997, the Company had no material commitments for capital expenditures.

     At December 31, 1997, working capital decreased $1,728,000 from September 30, 1997. Working capital also decreased by $681,000 in fiscal 1997, compared to a decrease of $724,000 in fiscal 1996. The Company's current ratio decreased to 0.43:1 at December 31, 1997, from 1.01:1 at September 30, 1997, and 1.42:1 at September 30, 1996.



     At December 31, 1997, the Company had outstanding borrowings in the aggregate principal amount of $179,000 under its bank line of credit (the "Bank Line"). The Bank Line was repaid on January 22, 1998, and expired on
January 31, 1998.



     At December 31, 1997, the Company had outstanding borrowings in the aggregate principal amount of $1,350,000 under a loan and security agreement (the "Loan Facility") with John F. Bishop and Ann R. Bishop, trustees of the Bishop Family Trust (the "Bishop Family Trust"). At February 13, 1998, the outstanding borrowings under the Loan Facility were $1,250,000. See "The Company--Bishop Family Trust Loan Facility".



      Since January 1, 1998, the Company has obtained demand loans (the "Demand Loans") from J. Bradford Bishop, in an aggregate amount of $700,000 through February 13, 1998. Interest is charged at 10% per annum, and is payable on demand. See "The Company--Demand Loans".



     On November 14, 1997, the Company began a rights offering (the "Rights Offering"), whereby the Company offered 1,699,628 shares (the "Shares") of its Common Stock at $1.70 per Share to its stockholders of record on November 7, 1997 (the "Record Date"). The Rights Offering was initially set to expire on December 15, 1997. On December 16, 1997, the Company extended the expiration date for the Rights Offering until January 5, 1998. On December 23, 1997, the Company increased the number of Shares offered to 5,948,698, and lowered the subscription price for each Share to $1.00. The Company thereafter extended the Rights Offering two additional times until January 30, 1998 and February
26, 1998, respectively. The Company is still offering 5,948,698 Shares; however, the Company has lowered the subscription price for each Share to $0.50. The net proceeds to the Company upon successful completion of the Rights Offering will be used to repay debt under the Loan Facility and the Demand Loans and to fund working capital requirements.



     In addition to cash on hand and funds generated from operations the Company believes that net proceeds from the Rights Offering and borrowings under future debt facilities in an aggregate amount equal to approximately $4,000,000 will be necessary to satisfy the Company's cash requirements for implementing its business plan during the remainder of the fiscal year ending September 30, 1998. The actual cash resources required will depend upon numerous factors, and the cash requirements could be materially greater than $4,000,000.



     The Company expects to meet such cash requirements with net proceeds from the Rights Offering of approximately $2,775,000 and borrowings of approximately $1,225,000 under future debt facilities. With the net proceeds from the Rights Offering, the Company plans to repay all outstanding amounts under its existing debt facilities. There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering. After completion of the Rights Offering, the Company plans to enter into one or more new debt facilities with third party lenders (the "Future Debt Facilities") to provide for the remaining cash required to implement its business plan for the remainder of fiscal 1998.



     The Company is continuing to pursue discussions with other lenders concerning the Future Debt Facilities; however, there can be no assurance that the Company will be able to obtain the Future Debt Facilities. Even if the Company is able to obtain Future Debt Facilities, there can be no assurance as to the terms thereof. If the Company is unable to obtain the Future Debt Facilities, the Company and its business will likely be materially adversely affected.



     There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering and from the Future Debt Facilities. If the Company is unable to obtain such capital on a timely basis, the Company will be required to consider, among other actions, a substantial reduction in its research and development expenses which will impact the introduction of new products, a substantial reduction in other operating expenses and the sale of one or more products lines of the Company. Such actions to significantly curtail its planned operations will likely have a materially adverse affect on the Company's business, financial condition and results of operations.


                                      MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth information regarding the directors and executive officers of the Company, including age, period served as a director, present position with the Company, and other business experience during the past five years, and any other public company for which the individual is a director.


 NAME              AGE   POSITION
 ----              ---   --------
 J. Bradford       46    Director since 1978.  Chairman of the Board and Chief
 Bishop (1)              Executive Officer of the Company since 1994.
                         President of the Company from 1990 to 1992.  Managing
                         Director of Fibres International (formerly Continental
                         Paper Recycling), a paper recycling company, since
                         1995.  Founder and Chief Executive Officer, Carson
                         Energy Group, a power plant development company, from 1985 until 1995.

 John F. Bishop    74    Director since 1961.  Vice Chairman of the Board of
 (1)                     the Company since 1994.  Chairman of the Board of
                         the Company prior to 1994. Treasurer of the Company since 1985. Secretary of the Company since
                         1990.

 Michael E.        37    Director since 1996.  President, Bainbridge Group, a
 Johnson                 law firm, since 1994.  Counsel, Jones, Day, Reavis &
                         Pogue, a law firm, from 1990 until 1994.

 Robert D.         74    Director since 1978.  Private investor since 1992.
 Johnson                 Director,  Analogy Inc.,  a software engineering
 (2)(3)(4)               company, from 1990 to 1997.  Director,  Vielie
                         Circuits, Inc., a circuit board manufacturer, from 1990 to 1995.

 J. Sidney Webb,   78    Director since 1981.  Chairman of the Board, The
 Jr. (2)(3)(4)           Titan Corporation, a manufacturer of defense and
                         industrial products and systems, since 1984.
                         Director, Plantronics, Inc., a supplier of communication headset products and services to users and providers worldwide, since 1990. Director, Visigenics Software, Inc., a software company, since
                         1993. Director, Micro Focus, a software company, since 1997.

 James N. Cutler,  46    Director since 1998.  President and Chief Executive
 Jr.                     Officer , The Cutler Corporation, a holding company
 (2)(3)(4)               for various private businesses, since 1974.
                         Director, Hollywood Entertainment Corporation, an owner and operator of video rental superstores, since July 1993. Director, Arrow Transportation Co., a transporter of bulk liquid chemical products, from 1993 to 1997. Trustee, University of Puget Sound,
                         Tacoma, Washington, since 1994.

 Ivan N. Andres    49    General Manager and Chief Operating Officer of the
                         Company since December 1997.  Vice President,
                         Marketing and Sales of the Company from 1994 to 1997.
                         Director of Marketing, On-Demand Environmental
                         Systems, an air pollution control company, from 1992-
                         1994.
_____________________________


     (1) J. Bradford Bishop is the son of John F. Bishop.

     (2) Member of Compensation Committee.

     (3) Member of Audit Committee.

     (4) Member of Stock Option Committee.

COMPENSATION OF DIRECTORS

     Non-management Directors are paid a monthly retainer of $600, and receive $600 per day for attendance at Board Meetings. They also receive $200 per day for committee meetings held on the same day as Board meetings and $400 per day if held on a separate day. Committee chairmen receive $100 per day in addition to the above. Directors who are officers of the Company receive no compensation for service on the Board of Directors or committees thereof.

     Accrued and unpaid retainers and fees for non-management Directors as of February 13, 1996 (the "Accrued Directors Fees") were owed to Messrs. Robert D. Johnson, James J. Shelton and J. Sidney Webb in amounts equal to approximately $30,600, $29,100 and $30,900, respectively. As of February 13, 1996, each of Messrs. Johnson and Webb agreed to waive all Accrued Directors Fees owing to him in exchange for the grant by the Company of an option to purchase 5,000 shares of Common Stock of the Company under the terms of the Company's Amended and Restated 1994 Stock Option Plan, with the exception that such options would be immediately vested and exercisable and would not terminate upon ceasing to be a Director or upon death or disability. On February 7, 1996, Mr. Shelton's term of office as Director expired and, as of February 13, 1996, he agreed to waive all Accrued Directors Fees owing to him, in exchange for amending his Nonqualified Stock Option Agreement with the Company to eliminate the requirement that his options terminate three months after he ceases to be a Director and the requirement that he continuously serve as a Director of the Company as a condition to him becoming vested in the options to purchase the remaining 6,667 shares of Common Stock under the Nonqualified Stock Option Agreement.

EXECUTIVE COMPENSATION

                             SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation for services in all capacities accrued by the Company during the fiscal years ended September 30, 1997, 1996, and 1995, for the Company's Chief Executive Officer and certain of its most highly compensated executive officers who were serving as such at the end of the last completed fiscal year. The Company issued no restricted stock awards and there were no long term incentive plan payouts.


                                                                                               LONG TERM
                                                                                              COMPENSATION
                                              ANNUAL COMPENSATION                                AWARDS
                                  -----------------------------------------------------     --------------
              (a)              (b)       (c)               (d)                 (e)                 (f)                  (g)
                                                                           OTHER ANNUAL         SECURITIES           ALL OTHER
                                                                           COMPENSATION         UNDERLYING         COMPENSATION
  NAME AND                                SALARY          BONUS               ( $ )              OPTIONS               ( $ )
  PRINCIPAL POSITION            YEAR       ($)            ( $ )                (1)               ( # )                  (5)
-------------------------------------------------------------------------------------------------------------------------------
 J. Bradford Bishop            1997      $24,050        $     0            $      0            $     0              $    0
  Chairman, Chief              1996            0              0                   0             15,000 (6)               0
  Executive Officer            1995            0              0                   0                  0                   0

 John F. Bishop                1997       43,550              0              19,085 (3)              0                 331
  Vice Chairman,               1996       58,500              0              13,853 (3)              0                 328
  Treasurer and Secretary      1995       75,000              0              30,677 (3)              0                 362

 Lewis R. Foster (4)           1997      100,732              0               5,337 (2)         40,000 (6)             561
  President, and
  Chief Operating Officer

 Ivan Andres (4)               1997       77,659          2,000               4,225 (7)              0                 561
  Vice President,              1996       73,819         19,000               6,559 (7)          2,500 (6)             554
  Marketing and Sales          1995       73,755         28,000                   * (8)          8,000 (6)             530


_________________

(1) Amounts in this column include compensation to officers from (a) the Company's supplemental medical reimbursement plan in which all officers are eligible to participate, (b) the Company's tax and financial counseling reimbursement plan in which all officers are eligible to participate, (c) the Company's legal services reimbursement plan in which the Vice Chairman is eligible to participate, (d) the payment of car allowances to certain officers in lieu of providing a company car, (e) the payment of private club dues for certain officers and (f) contributions by the Company on behalf of certain officers pursuant to its Retirement/Savings Plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. The type and amount of each perquisite or other personal benefit which exceeds 25% of the total perquisites and other personal benefits reported for such officer are identified in a footnote.

(2) On behalf of Mr. Lewis R. Foster, the Company paid $4,200 in car allowances and contributed $1,028 under the Retirement/Savings Plan in fiscal 1997.


(3) On behalf of Mr. John F.Bishop, the Company paid $7,429 under the supplemental reimbursement plan and $7,691 under the legal services reimbursement plan in fiscal 1997, paid $7,522 under the supplemental medical reimbursement plan and paid $4,006 for private club dues in fiscal 1996, and paid $12,776 under the legal services reimbursement plan in fiscal 1995.


(4) Mr. Lewis R. Foster's employment terminated on December 16, 1997, and Mr. Ivan Andres was appointed General Manager and Chief Operating Officer on such date.

(5) Amounts in this column consist of payments by the Company of premiums for term life insurance.

(6) Options to purchase common stock awarded under the Company's Second Amended and Restated 1994 Stock Option Plan.

(7) On behalf of Mr. Andres, the Company paid $4,200 in car allowances in fiscal 1997, and $4,200 in car allowances and contributed $2,305 under the Retirement/Savings Plan in fiscal 1996.

(8) Perquisites and personal benefits provided to the named executive officer under various Company programs did not exceed $50,000 or 10% of such individual's salary and bonus.


     OPTION GRANTS IN FISCAL 1997. The following table provides information on options granted under the Company's Second Amended and Restated 1994 Stock Option Plan in fiscal 1997 to the named executive officers:




                                                          INDIVIDUAL GRANTS
                           -----------------------------------------------------------------------------------------------
                           NUMBER OF SECURITIES       % OF TOTAL OPTIONS
                           UNDERLYING OPTIONS          GRANTED TO EMPLOYEES       EXERCISE OR BASE        EXPIRATION
 NAME                      GRANTED (#)                 IN FISCAL YEAR   (1)       PRICE ($/SH)            DATE
--------------------------------------------------------------------------------------------------------------------------
 J. Bradford Bishop                  ----                        ----                      ----                     ----

 John F. Bishop                      ----                        ----                      ----                     ----

 Lewis R. Foster                   40,000(2)                     100%                      $4.75                  11/20/06

 Ivan Andres                         ----                        ----                      -----                    ----




----------------------------
(1) Percentage based on grants to employees during the last fiscal year of options to purchase 40,000 shares of Common Stock.


(2) The options granted to Mr. Foster became exercisable with respect to one-fourth of such shares on October 16, 1997. As a result of Mr. Foster's departure from the Company, no further options will become exercisable.



     AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND FY-END OPTION VALUES. The following table provides information regarding option exercises in fiscal 1997 by the named executive officers and the value of such officers' unexercised options at September 30, 1997:



                                                          Number of Securities         Value of
                                                               Underlying             Unexercised
                                                               Unexercised           In-the-Money
                                                               Options at               Options
                                                               FY-End (#)          at FY-End ($) (1)
                                                            -----------------      -----------------
                            Shares
                           Acquired             Value       Exercisable (E)/       Exercisable (E)/
        Name           on Exercise (#)      Realized ($)    Unexercisable (U)      Unexercisable (U)
 -------------------   ---------------      ------------    -----------------      -----------------
 J. Bradford Bishop          ----               ----            5,000 (E)               $0 (E)
                                                               10,000 (U)               $0 (U)


 John F. Bishop              ----               ----              ----                   ----

 Ivan Andres                 ----               ----            2,100 (E)               $0 (E)
                             ----               ----            6,800 (U)               $0 (U)

 Lewis R. Foster (2)         ----               ----           40,000 (U)               $0 (U)


_________________

(1) The options at fiscal year end were not in-the-money based on a fair market value per share of Common Stock of $2.72, which represents the mean between the bid and asked prices of a share on the NASDAQ System at the close of business on September 30, 1997.

(2) The options granted to Mr. Foster became exercisable with respect to one-fourth of such shares on October 16, 1997. As a result of Mr. Foster's departure from the Company, no further options will become exercisable.

           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

BISHOP FAMILY TRUST LOAN FACILITY

     The Company has entered into a Loan Facility with the Bishop Family Trust. See "The Company--Bishop Family Trust Loan Facility" above.

     In the opinion of management and the disinterested members of the Board of Directors, the terms of the Loan Facility are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.


DEMAND LOANS



     The Company has obtained Demand Loans from J. Bradford Bishop. See "The Company--Demand Loans" above.



     In the opinion of management and the disinterested members of the Board of Directors, the terms of the Demand Loans are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.


SUBORDINATED LOAN

     The Company entered into a Subordinated Loan Agreement dated as of December 16, 1996 with J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Treasurer and Secretary of the Company (together, the "Bishops"). The Bishops advanced $600,000 to the Company under the Subordinated Loan Agreement. Interest accrued thereon at 8% per
annum, payable quarterly.   In connection with the Subordinated Loan Agreement,
the Company issued warrants to the Bishops to purchase 90,000 shares of Common
Stock at $3.00 per share.   The Subordinated Loan Agreement terminated on
October 15, 1997, and all principal thereunder was repaid in full on such date with the proceeds from the Loan Facility with the Bishop Family Trust. As consideration for the early repayment of such obligations, the warrants issued to the Bishops were canceled on October 15, 1997.

     In the opinion of management and the disinterested members of the Board of Directors, the terms of the Subordinated Loan Agreement, including the warrants to be issued thereunder, were fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.

BRIDGE LOANS

     The Company received several bridge loans from the Bishops payable on demand (the "Bridge Loans"), which amounted to $400,000, plus interest, on October 15, 1997. Interest accrued thereon at 10% per annum. All principal of the Bridge Loans was repaid in full on such date with the proceeds from the Loan Facility with the Bishop Family Trust.

     In the opinion of management and the disinterested members of the Board of Directors, the terms of the Bridge Loans were fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.


EMPLOYMENT AGREEMENT

     On October 1, 1995, the Company entered into an Employment Agreement with John F. Bishop, Vice-Chairman of the Board, Treasurer and Secretary of the Company, whereby Mr. Bishop will provide his services for a monthly salary of $6,500 for an initial term of two years. On the first day of each month, the initial term is automatically extended for an additional month, unless either party notifies the other in writing of his or its desire not to extend the term. In the event the Company elects not to extend the term or there is a change in control of the Company (the date of such event is referred to as the "Transition Date"), Mr. Bishop will continue to perform services for the Company for a three month transition period and the Company will maintain his compensation and other benefits for the three month transition period and an additional twenty-one months. Should Mr. Bishop become permanently disabled, the Company shall pay to him fifty percent (50%) of the agreed salary for the remainder of the term. Effective January 1, 1997, Mr. Bishop agreed to reduce his monthly salary to $3,250 until the Transition Date. In addition to the foregoing compensation, the Company will provide Mr. Bishop with a private office, secretarial and administrative assistance, office equipment and supplies and other facilities and services suitable to his position. Mr. Bishop is also entitled to all employee benefits provided to senior management personnel of the Company and to participate in the Company's medical reimbursement plan which is supplemental to the medical plan covering all employees, the tax and financial counseling reimbursement plan and the legal reimbursement plan provided by the Company as well as Company paid life insurance.

     In addition to his monthly compensation, Mr. Bishop is entitled under the Employment Agreement to the full and unrestricted use of the currently provided 1989 Mercedes Benz Model 560 automobile or its successor automobile if replaced at any time prior to the end of his employment term. The Company provides all gasoline, maintenance, repair and insurance with respect to the automobile during the term of the Agreement. In consideration for Mr. Bishop's prior agreement to reduce his monthly salary to $1 per month for the period from February 1992 through July 1992 and the deduction of $217 per month from his monthly salary for the period from August 1992 through October 1995, the Company granted to Mr. Bishop the right to acquire the automobile with full credit for the foregone salary totaling $56,846. Mr. Bishop has the right to acquire the automobile at any time during the two months immediately preceding the end of his employment term. If the automobile's Kelly Blue Book value is in excess of $56,846, Mr. Bishop shall pay to the Company the difference at the time Mr. Bishop acquires the automobile. If the value of the automobile is less than $56,846, the Company shall pay the difference to Mr. Bishop at the time he acquires the automobile. In the event that Mr. Bishop's employment is terminated prior to the end of his employment term, he shall have the right to acquire the automobile at that time. In the event of Mr. Bishop's death, the right to acquire the automobile shall be exercisable by Mr. Bishop's widow or the executor of his estate.

     The Company may terminate the Employment Agreement only if Mr. Bishop were to be convicted of a felony, if he willfully fails to fulfill his duties, if he commits gross negligence in the performance of his duties, if he intentionally misappropriates significant funds of the Company or if he dies. Mr. Bishop may terminate the agreement at any time on thirty days notice to the Company.

     Under the Employment Agreement, Mr. Bishop may not disclose confidential information of the Company at any time. This provision survives termination of the Employment Agreement. Mr. Bishop is further prohibited from soliciting employees or customers of the Company for at least one (1) year following termination of the Employment Agreement.

LEGAL COUNSEL


     Bainbridge Group, a Law Corporation ("Bainbridge Group") provides ongoing legal services for the Company. Michael E. Johnson, a director of the Company, is President of Bainbridge Group. During fiscal 1997 and fiscal 1996, the aggregate fees payable to Bainbridge Group for services rendered to the Company were $173,000 and $93,000, respectively. In the opinion of management and the disinterested members of the Board of Directors, the terms of the relationship between the Company and Bainbridge Group are fair and reasonable and as favorable to the Company as those which could be obtained from unrelated third parties.


           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of the Record Date, certain information as to the Common Stock of the Company beneficially owned, directly or indirectly, by each person who is known to the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, by each nominee for director, by each executive officer named in the Summary Compensation Table, and by all executive officers and directors of the Company as a group. The persons named hold sole voting and investment power with respect to the shares shown opposite their respective names, unless otherwise indicated. (Note -- "Direct" means Common Stock held individually, or held in joint tenancy or as community property with spouse. "Indirect" means Common Stock held by spouse as separate property, or held of record by the stockholder for the benefit of another person, or held of record by the stockholder as trustee of a trust.)



 Name and Address of             Amount of                    Nature of             Percent
 Beneficial Owner                Beneficial Ownership    Beneficial Ownership       of Class
--------------------            ---------------------    --------------------       ---------
 John F. Bishop                 118,260                    Indirect (2)             27.83%

 J. Bradford Bishop              73,140                    Indirect (3)             18.18%
                                  5,000                      Direct (6)

 J. Sidney Webb                     800                    Indirect (4)              3.60%
                                 15,000                      Direct (6)

 Robert D. Johnson                  200                    Indirect (5)              3.46%
                                 15,000                      Direct (6)

 Michael E. Johnson               3,333                      Direct (6)                  *

 Lewis R. Foster                 10,000                      Direct (6)              2.30%

 Ivan Andres                      4,200                      Direct (6)                  *

 James N. Cutler, Jr.             1,000                      Direct                      *

 All Executive Officers         235,933                          ---                50.47%
  and Directors as a Group
  (7 persons) (7)

____________________________

 *  Less than 1% of the class


(1) The mailing address for such individual is in care of EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, CA 95035.



(2) Consists of 118,260 shares held by J.F. Bishop and his spouse as trustees of the Bishop Family Trust.



(3) Consists of (i) 22,473 shares held by J.B. Bishop and his spouse as trustees of a revocable trust, (ii) 40,000 shares held by J.B. Bishop and his spouse as trustees of the Bishop 1993 Children's Trust and (iii) 10,667 shares held by J.B. Bishop as trustee for the benefit of certain of his siblings.



(4)  Held by J.S. Webb as trustee of the Webb Family Trust.



(5) Held by R.D. Johnson and his spouse as trustees of the Robert D. Johnson and Dorothy A. Johnson Trust.


(6) Consists of shares for which the named individual has the right to acquire beneficial ownership within 60 days after the Record Date by exercise of options granted under the Company's Second Amended and Restated 1994 Stock Option Plan.


(7) Total includes the shares indirectly held by Messrs. J.F. Bishop, J.B. Bishop, J.S. Webb and R.D. Johnson as trustees, as noted above.


                              DESCRIPTION OF SECURITIES


     The following description of the securities of the Company and all material provisions of the Company's Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's Registration Statement.

AUTHORIZED STOCK

     The Company is authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of the date of this Prospectus the Company had 424,907 shares of Common Stock issued and outstanding.

VOTING RIGHTS


     Holders of the shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be affected by any consent in writing by such stockholders. Except as described in the following paragraph, shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of the board of directors.



     As a Delaware corporation doing business in California, the Company is subject to certain provisions of the California General Corporation law (the "California Law") if certain property, payroll and sales factors are met and more than 50% of the Common Stock is held of record by persons having addresses in California (excluding shares held by broker-dealers, banks or other nominees). The Company believes that it meets the statutory test for applicability of certain provisions of California Law to the Company. One of these provisions, Section 708, entitles a stockholder to cumulate his or her votes at an election of directors. Accordingly, with respect to the election of directors only, if one or more stockholders give notice at a meeting before the voting of their intention to cumulate their votes, all stockholders entitled to vote shall have the right to so cumulate their votes and to give one candidate, who has been nominated prior to the voting, a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are entitled, or to distribute such votes among two or more such candidates on the same principle in such proportions as each stockholder may determine. If such vote is not conducted by cumulative voting, stockholders may vote in favor of all nominees, withhold their votes as to all nominees, or vote in favor of specific nominees and withhold their votes as to other nominees.


DIVIDEND RIGHTS

     Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the board of directors out of funds of the Company legally available therefor. The Company does not anticipate paying dividends in the near future.

LIQUIDATION RIGHTS

     Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive a pro rata share of the assets of the Company available for distribution to stockholders.

PREEMPTIVE RIGHTS

     Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

DISSENTER'S RIGHTS


     Under current Delaware law, a stockholder is afforded dissenter's rights which if properly exercised may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.


CERTAIN ANTI-TAKEOVER PROVISIONS


     The Company's Certificate of Incorporation and Bylaws contain provisions that could delay, defer or prevent a change in control of the Company. The Company has a classified Board of directors. The Board is divided into three classes, each class consisting of two directors. The terms of the directors in each class expire at the 1999 Annual Meeting, 2000 Annual Meeting, and 2001 Annual Meeting, respectively. Further, the Bylaws set forth procedures for the nomination of director candidates by the Board of Directors or stockholders, and require that a stockholder give specified notice of its intent to nominate a director candidate at least 90 days prior to the Annual Meeting.



     The Bylaws of the Company may be amended by a majority of the total number of authorized directors or by the affirmative vote of two-thirds of the voting power of all outstanding shares of capital stock of the Company.



     The Company's Certificate of Incorporation restricts the ability of the Company to engage in specified business combinations with any interested shareholder. A "business combination" is defined to include any merger, any sale of 10% of the total value of assets of the Company, any issuance of securities with a value of $1 million or more, any liquidation, and any transaction which has the effect of increasing the proportionate interest of any interested shareholder. An "interested shareholder" is defined to include any individual or entity who is the beneficial owner of 10% or more of the Common Stock. Such transactions are prohibited, unless the transaction is approved by
(i) the holders of two-thirds of the outstanding shares of Common Stock and a majority of such shares not held by the interested shareholder, or (ii) a majority of the directors who are unaffiliated with the interested shareholder and who were directors prior to the time the interested shareholder became an interested shareholder (or are successors to such directors), or (iii) with respect to certain business combinations, other requirements related to the consideration received by stockholders are satisfied.


TRANSFER AGENT

     ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent of the Company.

                       LEGAL MATTERS AND INTERESTS OF COUNSEL

     The validity of the authorization and issuance of the securities offered hereby will be passed upon for the Company by Bainbridge Group, a Law Corporation, of Irvine, California. Bainbridge Group also provides ongoing legal services for the Company. Michael E. Johnson, President of Bainbridge Group, is a director of the Company and is the holder of options to purchase 10,000 shares of common stock of the Company.

                                      EXPERTS

     The consolidated balance sheet of EIP Microwave, Inc. and subsidiary as of September 30, 1997, and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended, have been included herein and in the Registration Statement in reliance upon the report of Meredith, Cardozo, Lanz & Chiu LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of Meredith, Cardozo, Lanz & Chiu LLP covering the aforementioned financial statements contains an explanatory paragraph. The explanatory paragraph states the Company has incurred significant recent losses from operations and will need to obtain additional financing to meet its business plans for fiscal 1998 and beyond. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The consolidated balance sheet of EIP Microwave, Inc. and subsidiaries as of September 30, 1996, and the consolidated statements of operations and retained earnings (accumulated deficit), stockholders' equity and cash flows for the years ended September 30, 1996 and 1995, have been included herein and in the Registration Statement in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of Price Waterhouse LLP covering the aforementioned financial statements contains an explanatory paragraph. The explanatory paragraph states the Company has incurred significant recent losses from operations and may need to obtain additional financing to meet its business plans for fiscal 1998 and beyond that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                CHANGE IN ACCOUNTANTS

     The Company engaged Meredith, Cardozo, Lanz & Chiu LLP as its new independent accountants as of October 9, 1997.

     On October 9, 1997, EIP Microwave, Inc. (the "Company") dismissed Price Waterhouse LLP as its independent accountants. The reports of Price Waterhouse LLP on the financial statements for the years ended September 30, 1995 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that their reissued report on the financial statements for the year ended
September 30, 1996, which was dual dated December 23, 1996 and October 23, 1997 includes an explanatory paragraph to express substantial doubt regarding the Company's ability to continue as a going concern. The Company's Audit Committee participated in and approved the decision to change independent accountants. In connection with its audits for the two most recent fiscal years and through October 9, 1997, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements for such years. Price Waterhouse LLP furnished the Company with a letter addressed to the Securities and Exchange Commission stating that it agrees with the statements in this paragraph.

                                   INDEMNIFICATION

     Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of stockholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.


     Article Ninth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages in certain instances for breach of a director's fiduciary duty of care. Article IX of the Company's Bylaws provides that (i) each director, officer and employee of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law subject to certain limitations,
(ii) each indemnitee is entitled to be paid by the Company for its expenses in defending proceedings in advance of final determination, (iii) the right of indemnification provided therein shall not be exclusive, (iv) the Company is authorized to enter into contracts with any director, officer, employee or agent of the Company which provide for indemnification equivalent to or greater than provided in Article IX, and (v) the Company is required to maintain insurance to the extent reasonably available to protect itself and any such director, officer, employee or agent. These provisions do not impact the availability of equitable relief under the federal securities laws.


     Consistent with Article IX of the Company's Bylaws, the Company has entered into individual Indemnification Agreements with its directors and officers. The Indemnification Agreements, among other things, provide mandatory indemnification protection in excess of that provided by Delaware corporation law. The Indemnification Agreements provide certain procedures relating to indemnification and advancement of expenses.

     In addition, the Company currently carries limited insurance coverage for its directors and officers. The Indemnification Agreements provide protections beyond those currently available from the Company's existing director's and officer's liability insurance.

     As a result of the foregoing, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such, with respect to the Company.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                 EIP MICROWAVE, INC.


                        Index to Financial Statements for the
                       Years ended September 30, 1997 and 1996


--------------------------------------------------------------------------------
 Contents                                                       Page
--------------------------------------------------------------------------------
 Report of Independent Auditors                                 F-2
--------------------------------------------------------------------------------
 Report of Independent Accountants                              F-3
--------------------------------------------------------------------------------
 Financial Statements
--------------------------------------------------------------------------------
 Consolidated Balance Sheets as of                              F-4
  September 30, 1997 and 1996, and
  December 31, 1997 (unaudited)
--------------------------------------------------------------------------------
 Consolidated Statements of Operations for the                  F-5
  Years Ended September 30, 1997, 1996 and 1995, and the
  Three Months Ended December 31, 1997 and 1996 (unaudited)
--------------------------------------------------------------------------------
 Consolidated Statements of Stockholders' Equity (Deficiency)   F-5
  for the Years Ended September 30, 1997, 1996 and 1995, and
  the Three Months Ended December 31, 1997 (unaudited)
--------------------------------------------------------------------------------
 Consolidated Statements of Cash Flows for the                  F-6
  Years Ended September 30, 1997, 1996 and 1995, and the
  Three Months Ended December 31, 1997 and 1996 (unaudited)
--------------------------------------------------------------------------------
 Notes to Financial Statements                                  F-7
--------------------------------------------------------------------------------

                           REPORT OF INDEPENDENT AUDITORS






To the Board of Directors and
Stockholders of EIP Microwave, Inc.

     We have audited the accompanying consolidated balance sheet of EIP Microwave, Inc. and subsidiary as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of EIP Microwave, Inc. and subsidiary as of September 30, 1996 and for the years ended September 30, 1996 and 1995 were audited by other auditors whose report as of October 23, 1997 included an explanatory paragraph that described conditions that raise substantial doubt about the Company's ability to continue as a going concern.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EIP Microwave, Inc. and subsidiary as of September 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant recent losses from operations and will need to obtain additional financing to meet its business plans for fiscal 1998 and beyond. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  MEREDITH, CARDOZO, LANZ & CHIU LLP

MEREDITH, CARDOZO, LANZ & CHIU LLP
San Jose, California
November 20, 1997

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of EIP Microwave, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of EIP Microwave, Inc. and its subsidiary at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant recent losses from operations and may need to obtain additional financing to meet its business plans for fiscal 1998 and beyond that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
San Jose, California
December 23, 1996, except for the third paragraph of Note 1, the second paragraph of Note 6 and Note 9, which are as of October 23, 1997.

CONSOLIDATED BALANCE SHEETS


(Dollars in thousands, except share data)             December 31      September 30,      September 30,
                                                         1997               1997               1996
                                                  -----------------------------------------------------
ASSETS                                              (unaudited)
Current assets:
   Cash and cash equivalents                       $      62           $     250           $     216
   Short-term investments                                 30                  30                 324
                                                  --------------------------------------------------
                                                          92                 280                 540

   Accounts receivable, net                              551                 405                 686
   Inventories                                           594               1,023               1,067
   Prepaid expenses                                       58                  62                  59
                                                  --------------------------------------------------
      Total current assets                             1,295               1,770               2,352

Property and equipment, net                              496                 590                 631
                                                  --------------------------------------------------
                                                   $   1,791           $   2,360           $   2,983
                                                  --------------------------------------------------
                                                  --------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIENCY)

Current liabilities:
   Accounts payable                                $     604           $     401           $     706
   Accrued liabilities                                   846                 629                 546
   Advanced payments from customers                       --                   -                 190
   Bank borrowings                                       179                 296                 185
   Notes payable to affiliates                         1,350                 400                   -
   Current portion of obligations under
     capital leases                                       34                  34                  34
                                                  --------------------------------------------------
      Total current liabilities                        3,013               1,760               1,661
                                                  --------------------------------------------------

Long term notes payable to affiliates                      0                 600                   -
Long term obligations under capital leases                54                  63                  95
                                                  --------------------------------------------------
      Total liabilities                                3,067               2,423               1,756
                                                  --------------------------------------------------

Commitments and contingencies (Note 5)

Stockholders' equity (deficiency):
   Common stock, $.01 par value;
      authorized -10,000,000 shares;
      424,907 issued and outstanding                       5                   5                   5
   Additional paid-in capital                            848                 848                 848
   Retained earnings (accumulated deficit)            (2,129)               (916)                374
                                                  --------------------------------------------------
      Total stockholders' equity (deficiency)         (1,276)                (63)              1,227
                                                  --------------------------------------------------
                                                   $   1,791           $   2,360           $   2,983
                                                  --------------------------------------------------
                                                  --------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            Three Months Ended                     For Years Ended
                                                               December 31,                          September 30,
                                                            1997          1996           1997            1996          1995
                                                          ------------------------  -----------------------------------------
                                                               (Unaudited)
(Dollars in thousands, except per share data)
Net sales                                                 $   998        $ 1,258        $ 4,739        $ 6,492        $ 6,721
                                                          -------------------------------------------------------------------
Cost and expenses:
   Cost of sales                                            1,310            793          2,955          4,064          3,646
   Research, development and engineering                      241            216            996            978            742
   Selling, general and administrative                        540            466          2,005          2,084          2,289
   Interest and other, net                                    120              5             73           (141)           (81)
                                                          -------------------------------------------------------------------
       Total costs and expenses                             2,211          1,480          6,029          6,985          6,596
                                                          -------------------------------------------------------------------

Net income (loss) before income tax                        (1,213)          (222)        (1,290)          (493)           125
Income tax provision                                            -              -              -              -              -
                                                          -------------------------------------------------------------------
Net income (loss)                                         $(1,213)       $  (222)       $(1,290)       $  (493)       $   125
                                                          -------------------------------------------------------------------
                                                          -------------------------------------------------------------------

Net income (loss) per share                               $ (2.85)       $ (0.52)       $ (3.04)       $ (1.16)       $  0.30
                                                          -------------------------------------------------------------------
                                                          -------------------------------------------------------------------

Weighted average common shares outstanding                    425            425            425            423            423
                                                          -------------------------------------------------------------------
                                                          -------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                                       Retained
                                                                                       Additional      Earnings
                                                               Common Stock             Paid-in      (Accumulated
(Dollars in thousands)                                    Shares           Amount       Capital         Deficit)        Total

Balance at September 30, 1994                             423,307             $5           $844          $ 742        $ 1,591
   Net income                                                   -              -              -            125            125
                                                         ---------------------------------------------------------------------

Balance at September 30, 1995                             423,307              5            844            867          1,716
   Stock issues                                             1,600              -              4              -              4
   Net income                                                   -              -              -           (493)          (493)

Balance at September 30, 1996                             424,907              5            848            374          1,227
   Net income                                                   -              -              -         (1,290)        (1,290)

                                                         ---------------------------------------------------------------------
Balance at September 30, 1997                             424,907              5            848           (916)           (63)
   Net income (unaudited)                                       -              -              -         (1,213)        (1,213)
                                                         ---------------------------------------------------------------------

Balance at December 31, 1997 (unaudited)                  424,907             $5           $848        $(2,129)       $(1,276)
                                                         ---------------------------------------------------------------------
                                                         ---------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (decrease) in cash

                                                           Three Months Ended                   Years Ended
                                                               December 31,                     September 30,

(Dollars in thousands)                                      1997          1996        1997           1996           1995
                                                       -----------------------    --------------------------------------
                                                              (unaudited)
Cash flows from operating activities:
   Net income (loss)                                    $ (1,213)      $  (222)      $(1,290)      $  (493)      $   125
   Adjustments to reconcile
      net income (loss) to net cash
      provided by (used in) operating activities:
        Depreciation and amortization                         52            76           167           147           220
        Write down of inventory                              600            --            --            --            --
   (Gain) loss on the sale of capital equipment               (6)          (36)         (118)          (50)         (146)
   Change in assets and liabilities:
          Accounts receivable, net                          (146)          233           281           378          (350)
          Inventories                                       (171)           65            44            66          (149)
          Prepaid expenses and other assets                    4            (8)           (3)           45           (36)
          Accounts payable                                   203          (251)         (305)           96            83
          Accrued liabilities                                217           (47)           83          (130)           65
          Advanced payments from customers                    --          (181)         (190)          190             -
                                                        -----------------------    -------------------------------------
Cash provided by  (used in) operating activities            (460)         (371)       (1,331)          249          (188)
                                                        -----------------------    -------------------------------------

Cash flows from investing activities:
      Purchase of short-term investments                      --            --            --          (213)          (11)
      Sale of short-term investments                          --           298           294           208            --
      Capital expenditures                                    12           (85)         (168)         (394)          (41)
      Proceeds from the sale of capital equipment             36            36           160            61           155
                                                        -----------------------    -------------------------------------
Cash (used in) provided by investing activities               48           249           286          (338)          103
                                                        -----------------------    -------------------------------------

Cash flows from financing activities:
   Proceeds from bank borrowings                              --            --           111           185            --
   Proceeds from notes payable to affiliates                 350            --         1,000            --            --
   Repayment of bank borrowings                             (117)           --            --            --            --
   Proceeds from sales of common stock to employees           --            --            --             4            --
   Repayment of obligations under capital leases              (9)           (8)          (32)          (10)           --
                                                        -----------------------    -------------------------------------
Cash provided by financing activities                        224            (8)        1,079           179            --
                                                        -----------------------    -------------------------------------

Increase (decrease) in cash and equivalents                 (188)         (130)           34            90           (85)
Cash and equivalents at beginning of period                  250           216           216           126           211
                                                        -----------------------    -------------------------------------
Cash and equivalents at end of period                   $     62       $    86       $   250       $   216       $   126
                                                        -----------------------    -------------------------------------

Supplemental information:

   Interest paid                                        $    120       $     5       $    31       $    13       $     1
   Equipment acquired pursuant to capital leases        $     --       $    --       $    --       $   124       $     -


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     The Company is engaged in a single industry segment constituting the development, manufacture, and sale of high frequency microwave and radio frequency (RF) test and measurement instruments. The Company's standalone microwave frequency counters represented 60% of net sales in the first fiscal quarter of 1998, 52% for the same period a year ago, 53% of net sales in fiscal 1997, 50% of net sales in fiscal 1996, and 64% of net sales in fiscal 1995. Substantially all of its activities are conducted in the United States, and the Company has no foreign manufacturing operations nor material amounts of foreign assets. Export sales, principally to customers in Western Europe and Pacific Rim countries, as a percent of net sales were approximately 26% in the first fiscal quarter of 1998, 40% for the same period a year ago, 30% in fiscal 1997, 36% in fiscal 1996, and 43% in fiscal 1995. Profit margins are similar on foreign and domestic sales. Direct sales to the United States government and its contractors as a percent of net sales were approximately 43% in 1997 (20% to one government subcontractor), 33% in 1996 (22% to one government subcontractor), 36% in 1995 (11% to one government subcontractor) and 33% and 34% for the three months ended December 31, 1997 and 1996 (23% and 31% to one government contractor respectively).

LIQUIDITY

     As shown in the accompanying consolidated financial statements, the Company incurred a loss from operations for the year ended September 30, 1997 of $1,290,000 and a loss from operations of $1,213,000 for the three months ended December 31, 1997, and has experienced significant fluctuations in operating results in the past. The fiscal 1998 operating plan includes the release of a new frequency measurement product and other new products. To the extent that product development is delayed or the new product introductions do not achieve sufficient market acceptance, the Company's financial position and results of operations will be adversely impacted. The Company's fiscal 1998 operating plan also assumes additional financing will be necessary to fund its 1998 operations (see notes 6 and 7).

     The Company has incurred significant recent losses from operations and additional financing will be required for the Company to meet its business plan for fiscal 1998 and beyond. There can be no assurance that the Company will not incur additional losses until its recently introduced and existing products generate significant revenues. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company's business plan for fiscal 1998 involves two key internal operating objectives: (1) increasing the manufacture and shipment of microwave frequency counters to Hewlett-Packard Company for distribution on a private label basis worldwide through an OEM relationship; and (2) completing field testing of the Company's RF synthesized signal generators and RF down converters under its five-year indefinite quantity, fixed price subcontract with ManTech Systems Engineering Corporation, and preparing for shipment of production quantities of these products in the fourth fiscal quarter of 1998. Management believes that it can successfully implement these key operating objectives. In addition to these opportunities for internal growth, the Company will pursue appropriate strategic opportunities to acquire other companies or their technology or products.

     The Company's ability to generate sufficient cash to support its business plan during the 1998 fiscal year depends on the ability of management to obtain equity financing through the Rights Offering and additional debt financing. Management is currently pursuing additional debt financing. There is no assurance that the Company will be successful in obtaining all such capital from the Rights Offering and from such future debt facilities. If the Company is unable to obtain such capital from the Rights Offering and from such future debt facilities on a timely basis, the Company will be required to consider, among other actions, a substantial reduction in its research and development expenses which will impact the introduction of new products, a substantial reduction in other operating expenses and the sale of one or more product lines of the Company. Such actions to significantly curtail its planned operations will likely have a material adverse affect on the Company's business, financial condition and results of operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

     Short-term investments, consisting of publicly traded preferred stocks and government bonds, are stated at fair value. The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires companies to classify investments in debt and equity securities with readily determinable fair values as "held-to-maturity", "available for sale", or "trading" and establishes accounting and reporting requirements for each classification. The Company classifies all securities held as available for sale. Securities classified as available for sale are reported at their fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. Such unrealized gains and losses were immaterial as of September 30, 1997 and 1996, and December 31, 1997. The Company's government bonds have a maturity of one year or less. Publicly traded preferred stocks are considered highly liquid and are classified as short-term investments.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments in a variety of financial instruments such as certificates of deposit and marketable equity securities.

     The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable balances. At September 30, 1997, the accounts receivable balances from three customers represented 14%, 12%, and 8% of net trade receivables, and at December 31, 1997, 18%, 15% and 2% of net trade receivables.

INVENTORIES

     Inventories are stated at the lower of standard cost, which approximates actual cost (determined on a first-in, first-out basis), or market.

PROPERTY AND EQUIPMENT

     Purchased property and equipment are stated at cost and are depreciated using the straight-line method over lives ranging from three to eight years. Self-constructed demonstrator products are stated at their standard manufacturing cost.

REVENUE RECOGNITION AND WARRANTY

     Sales are recognized at the time of shipment provided no significant obligations remain and collectibility is probable. The Company provides for the estimated costs of fulfilling its warranty obligation at the time the related sale is recorded.

INCOME TAXES

     The Company utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or tax returns.

NET INCOME (LOSS) PER SHARE

     The calculation of net income (loss) per share is based upon the weighted average number of common and common equivalent shares outstanding during the year. As a result of the losses incurred in fiscal 1997 and 1996, and for the three months ended December 31, 1997 and 1996, the common equivalent shares were antidilutive and, accordingly, were excluded from the computation of loss per share for those years. Common stock equivalents were not materially dilutive for the year ended September 30, 1995.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS.

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Only the disclosure requirements of this standard were adopted by EIP and, therefore, there was no impact on EIP's consolidated financial position or results of operations.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 which is effective for the Company's fiscal year ending September 30, 1998, redefines earnings per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share, and fully diluted earnings per share is replaced by diluted earnings per share. The adoption of SFAS 128 is not expected to have a material impact on the Company since earnings per share reported under Accounting Principles Board Opinion No. 15 approximates diluted earnings per share, which will be reported under SFAS 128.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure." SFAS 129 requires disclosure of certain information related to the Company's capital structure and is not anticipated to have a material impact on the Company's financial position or results of operations.

     In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosure prescribed by SFAS must be made beginning with the first quarter of 1998 and had no material impact on the Company's financial position or results of operations.

     In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not yet determined the impact, if any, of adopting this new standard. The disclosures prescribed by SFAS 131 are effective in 1998.

INTERIM RESULTS (UNAUDITED)

     The accompanying balance sheet as of December 31, 1997 and the statements of operations and of cash flows for the three months ended December 31, 1996 and 1997 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The data disclosed in these notes to financial statements for these periods are also unaudited.

NOTE 2.  CONSOLIDATED BALANCE SHEET DETAIL


(Dollars in thousands)                                           December 31,       September 30,       September 30,
                                                                         1997                1997                1996
                                                               ------------------------------------------------------

                                                                      (unaudited)
Accounts receivable:
   Trade                                                              $   601                $455             $   736
   Less - allowance for doubtful accounts                                 (50)                (50)                (50)
                                                                      -----------------------------------------------
                                                                      $   551                $405             $   686
                                                                      -----------------------------------------------
                                                                      -----------------------------------------------

Inventories:
   Raw materials                                                      $    55                $531             $   719
   Work-in-process                                                        537                 452                 320
   Finished goods                                                           2                  40                  28
                                                                      -----------------------------------------------
                                                                      $   594             $ 1,023             $ 1,067
                                                                      -----------------------------------------------
                                                                      -----------------------------------------------

   Note: The Company recorded a write-down of inventory by $600,000 in the first fiscal quarter of 1998 to reserve for potential obsolescence related to the discontinuance of selected products.

Property plant and equipment:
   Machinery and equipment                                            $ 3,086             $ 3,093             $ 3,121
   Computer equipment and software                                      1,048               1,047               1,054
   Demonstrator equipment                                                 283                 306                 337
   Furniture, fixtures and other fixed assets                             850                 865                 807
                                                                      -----------------------------------------------
                                                                        5,267               5,311               5,319
   Less: accumulated depreciation                                      (4,771)             (4,721)             (4,688)
                                                                      -----------------------------------------------
                                                                      $   496             $   590             $   631
                                                                      -----------------------------------------------
                                                                      -----------------------------------------------
Accrued liabilities:
   Salaries, wages and benefits                                       $   361             $   297             $   215
   Board of Directors fees and expenses                                    62                 116                  77
   Legal and accounting                                                   146                  89                  14
   Accrued interest - affiliates                                          139                  49                  --
   Commissions                                                             31                  25                  83
   Warranty                                                                11                  21                  53
   Other                                                                   96                  32                 104
                                                                      -----------------------------------------------
                                                                      $   846             $   629                $546
                                                                      -----------------------------------------------
                                                                      -----------------------------------------------


NOTE 3.  EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN

     The Company has a Retirement/Savings Plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All employees who have completed three months of service on or before the semiannual entry period are eligible to participate in the Retirement Plan. The Retirement Plan allows participants to contribute up to

12% of their earnings to the Retirement Plan and deduct this amount from their wages for federal income tax purposes. The Company will contribute 50 cents for each dollar contributed by the employee up to 3% of total wages. Company contributions in fiscal years 1997, 1996, and 1995, and for the three months ended December 31, 1997, totaled $39,000, $49,000, $38,000 and $11,000, respectively.

INCENTIVE COMPENSATION

     The Company has an incentive compensation plan which provides for awards of bonuses to officers and key employees based principally on achieving stipulated Company financial objectives. In making specific awards, consideration is given to the individual's contribution to the success of the Company, to the success and performance of the unit or department of which the individual is a member, and to the achievement of individual performance goals established at the beginning of the fiscal year. The formula for computing bonuses has been subject to annual modification and may in the future be again modified at the discretion of the Board of Directors. No bonuses were awarded for the three months ended December 31, 1997. Bonuses of $3,000, $30,000 and $61,000 were awarded for fiscal years 1997, 1996 and 1995, respectively.

STOCK APPRECIATION RIGHTS PLAN

     On November 11, 1992, the Board of Directors adopted a Stock Appreciation Rights Plan ("SAR Plan"). The SAR Plan provides for the award of appreciation rights ("SARs") to officers and key management employees of the Company entitling such participants to receive the increase, if any, in the value of one share of Company common stock from the date of the award to the date(s) of valuation established at the time of the award. Generally, SARs are deemed vested in five equal annual installments. Each award vested will be paid in cash on a scheduled payment date. During the three months ended December 31, 1997, and during fiscal 1997, 1996, and 1995, no SARs were awarded. A total of 760, 760, 2,760, and 2,760 SARs were vested during the three months ended December 31, 1997, and during fiscal 1997, 1996, and 1995, respectively. A total of 4000 and 960 SARs were canceled during fiscal 1997 and 1995, respectively. No SARs were outstanding at December 31, 1997. The Company accrues a compensation liability over the vesting period based on the increase in the market value of the common stock over the award price. The liability for the periods ended December 31, 1997 and September 30, 1997, 1996 and 1995 were $0, $2,000, $8,000 and $20,000, respectively.

STOCK OPTION PLAN

     FASB Statement 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FASB Statement 123. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted average assumptions used for grants in 1996, 1995, and 1994, respectively: dividend yield of 0; expected volatility of 211%, 198%, and 139%; risk-free interest rates of 5.79%, 5.73%, and 5.72%; and expected lives of four years for the plan options.

     Under the accounting provisions of FASB Statement 123, the Company's net
(loss) income and (loss) earnings per share would have been increased/reduced to the pro forma amounts indicated below. Pro forma results for 1997 may not be indicative of pro forma results in future periods because the pro forma amounts do not include pro forma compensation cost for options granted prior to October 1, 1996.

                                                                    September 30,
                                               -----------------------------------------------------
                                                   1997                  1996                1995
                                               -------------         -----------          ----------
Net (loss) income:
     As reported                                  (1,290,000)        $  (493,000)         $  125,000
                                               -------------         -----------          ----------
                                               -------------         -----------          ----------
     Pro forma                                 $  (1,311,000)        $  (493,000)         $  125,000
                                               -------------         -----------          ----------
                                               -------------         -----------          ----------

Primary (loss) earnings per share:
     As reported                               $       (3.04)        $     (1.16)         $     0.30
                                               -------------         -----------          ----------
                                               -------------         -----------          ----------
     Pro forma                                 $       (3.08)        $     (1.16)         $     0.30
                                               -------------         -----------          ----------
                                               -------------         -----------          ----------

A summary of the status of the Company's stock option plan as of September 30, 1997, 1996, and 1995, and changes during the years ended on those dates is presented below:


                                                                            Options Outstanding
                                      ----------------------------------------------------------------------------------------------
                                        September 30, 1997                  September 30, 1996                September 30, 1995
                                      ---------------------------        --------------------------        -------------------------
                                           Weighted-Average                  Weighted-Average                  Weighted-Average
                                       Shares      Exercise Price        Shares      Exercise Price        Shares     Exercise Price
                                      ------       --------------        ------      --------------        ------     --------------
Outstanding at
  beginning of year                    95,400         $  3.039           59,500         $  2.375               --       $     --
Granted                                50,000            4.750           37,500            4.030           59,500          2.375
Exercised                                  --               --           (1,600)           2.375               --             --
Cancelled                             (13,000)           2.721               --               --               --             --
                                      -------         --------           ------         --------           ------        --------

Outstanding at
  end of year                         132,400         $  3.727           95,400         $  3.039           59,500       $  2.375
                                      -------         --------           ------         --------           ------        --------
                                      -------         --------           ------         --------           ------        --------

Options exercisable
  at year-end                          49,765                            24,299                                --
                                      -------                            ------                            ------
                                      -------                            ------                            ------

Weighted-average
  fair value of
  options granted
  during the year                                     $  4.750                          $  4.030                        $  2.375
                                                      --------                          --------                         --------
                                                      --------                          --------                         --------



The following table summarizes information about stock options outstanding at September 30, 1997:


                                    Options Outstanding                                  Options Exercisable
                     -----------------------------------------------------      -----------------------------------
                       Number        Weighted-Average                             Number
  Range of           Outstanding        Remaining         Weighted-Average      Exercisable        Weighted-Average
Exercise Prices      at 9/30/97      Contractual Life      Exercise Price        at 9/30/97         Exercise Price
---------------      -----------     ----------------     ----------------      -----------        ----------------
    $2.375              47,900           7.5 Years            $  2.375              29,532            $  2.375
    $3.875              19,500           8.3 Years            $  3.875              11,900            $  3.875
    $4.263              15,000           8.3 Years            $  4.263               5,000            $  4.263
    $4.750              50,000           9.1 Years            $  4.750               3,333            $  4.750
                       -------                                --------            --------            --------
                       132,400                                $  3.707              49,765            $  3.082
                       -------                                --------            --------            --------
                       -------                                --------            --------            --------



During the first fiscal quarter of 1998, no Options were granted or exercised; however, during this period the Company cancelled 30,000 stock options having an exercise price of $4.75 per share.

NOTE 4.  INCOME TAXES

Deferred tax assets (liabilities) are summarized as follows:


                                                   December 31,                           September 30,
(Dollars in thousands)                                 1998                1997                1996               1995
                                                  ----------------------------------------------------------------------
                                                   (Unaudited)
Net operating loss carryforwards                    $  1,823            $  1,613            $  1,104            $  1,016
Tax credit carryforwards                                 124                 124                 106                 106
Inventory and other valuation reserves                   469                 229                 221                 190
                                                  ----------------------------------------------------------------------
     Gross deferred tax asset                          2,416               1,966               1,431               1,312
                                                  ----------------------------------------------------------------------

Gross deferred tax liability                              --                  --                  --                  --
                                                  ----------------------------------------------------------------------
Deferred tax asset valuation allowance                (2,416)             (1,966)             (1,431)             (1,312)
                                                  ----------------------------------------------------------------------
     Net deferred tax asset                         $     --            $     --            $     --            $     --
                                                  ----------------------------------------------------------------------


     The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     The U.S. net operating loss carryforward of approximately $4,400,000 at September 30, 1997, expires by fiscal year 2011 if not offset against taxable income. The amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

     The Company has signed a lease for 20,331 square feet in a building located in Milpitas, California, for an initial term of three years ending October 31, 1998. The lease provides for rentals of $226,000 and $19,000 for fiscal years 1998 and 1999 plus applicable real property taxes and insurance, and contains one three year renewal option. Future lease commitments for the next five fiscal years for all other leases as of September 30, 1997 were as follows (in thousands):



     Fiscal year ending September 30,                        Capital Leases     Operating Leases
     --------------------------------                        --------------     ----------------

          1998                                                   $  40               $  33
          1999                                                      28                  24
          2000                                                      26                  22
          Thereafter                                                21                  19
                                                                  ----                ----
          Total minimum lease payments                             115               $  98
                                                                                      ----
                                                                                      ----
          Less amount representing interest                        (18)
                                                                  ----
          Present value of minimum lease payments                   97
          Less current portion                                     (34)
                                                                  ----
          Long-term lease obligation                             $  63
                                                                  ----
                                                                  ----



     The Company also leases certain equipment on a month-to-month basis. Total rental expense under all operating leases was $79,000 in the first fiscal quarter of 1998, $69,000 for the same period a year ago, and $254,000, $258,000, and $300,000, in fiscal years 1997, 1996, and 1995, respectively.

     On October 1, 1995, the Company entered into an Employment Agreement (the "Agreement") with John F. Bishop, Vice-Chairman of the Board, Treasurer, and Secretary of the Company, whereby Mr. Bishop will provide his services for a monthly salary of $6,500 for an initial term of two years. On the first day of each month, the initial term is automatically extended for an additional month, unless either party notifies the other in writing of his or its desire not to extend the term. In the event the Company elects not to extend the term or there is a change in control of the Company (the date of such event is referred to as the "Transition Date"), Mr. Bishop will continue to perform services for the Company for a three month transition period and the Company would maintain his compensation and other benefits for the three month transition period and an additional twenty-one months. Effective January 1, 1997, Mr. Bishop has agreed to reduce his monthly salary to $3,250 until the Transition Date. The Agreement also allows Mr. Bishop the use of an automobile and the right to receive title to the automobile, arising out of his agreement to forgo $56,846 of salary in prior years. Maintenance, insurance and gasoline costs for the automobile and an office location are also part of the Agreement. The corporate office is currently located in Newport Beach, California, leased at a monthly rate of $1,320 on a month-to-month basis.

NOTE 6.  BANK BORROWINGS

     At September 30, 1996, the Company had a bank line of credit ("line") which provided for borrowings up to $500,000, not to exceed 60% of eligible accounts receivable. The balance outstanding was $185,000 as of September 30, 1996. The line bears interest at the bank's prime rate plus 3% per annum, provided that the interest rate in effect each month shall not be less than 10% per annum, and is payable monthly (11.25% as of September 30, 1996). The line contains various restrictive covenants requiring, among other matters, the maintenance of minimum levels of tangible net worth and profitability and certain financial ratios, including minimum quick ratio and maximum debt to net worth ratio. The line also precludes or limits the Company in taking certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the bank's prior written consent. The line is secured by substantially all of the Company's assets. As of November 15, 1996, the bank extended the maturity date of the line to January 15, 1997 and amended certain restrictive covenants, but limited borrowings to the $185,000 outstanding.

     On January 15, 1997, the bank line was revised to provide for borrowings up to $500,000. At September 30, 1997, the outstanding borrowings were $296,000. As of October 23, 1997, the Company was not in compliance with the restrictive covenants of the line, as so amended. In the event that the Company is unable to maintain compliance with financial covenants, J. Bradford Bishop, the Chairman and Chief Executive Officer of the Company, and John F. Bishop, the Vice Chairman, Treasurer and Secretary of the Company (the "Bishops") have agreed to finance up to $500,000 of working capital (in addition to funds provided under the subordinated loan facility (note 7)) on terms acceptable to the Bishops and the Company to replace the line of credit.

NOTE 7.  SUBORDINATED LOAN AGREEMENT AND BRIDGE LOANS

     The Company entered into a Subordinated Loan Agreement dated as of December 16, 1996 with J. Bradford Bishop, Chairman and Chief Executive Officer of the Company, and John F. Bishop, Vice Chairman, Treasurer and Secretary of the Company (together, the "Bishops"). The Bishops advanced $600,000 to the Company under the Subordinated Loan Agreement. Interest accrued thereon at 8% per annum, payable quarterly. In connection with the Subordinated Loan Agreement, the Company issued warrants to the Bishops to purchase 90,000 shares of Common Stock at $3.00 per share. The Subordinated Loan Agreement terminated on October 15, 1997, and all obligations thereunder were repaid in full on such date with the proceeds from the Loan Facility with the Bishop Family Trust (Note 8). As consideration for the early repayment of such obligations, the warrants issued to the Bishops were canceled on October 15, 1997.

     The Company has received several bridge loans from the Bishops payable on demand (the "Bridge Loans"), which amounted to $400,000, plus interest, on September 30, 1997. Interest accrued thereon at 10% per annum. The principal amount of the Bridge Loans was repaid in full on October 15, 1997, with the proceeds from the Loan Facility with the Bishop Family Trust.

NOTE 8.  SUBSEQUENT EVENT

     At December 31, 1997, the Company had outstanding borrowings in the aggregate principal amount of $179,000 under the bank line. The bank line was repaid on January 22, 1998, and expired on January 31, 1998.

     On October 15, 1997, the Company entered into a loan and security agreement (the "Loan Facility") with John F. Bishop and Ann R. Bishop, trustees of the Bishop Family Trust (the "Bishop Family Trust"). The Loan Facility provides for a term loan of $1,000,000 and revolving advances up to $450,000. Interest is charged at the prime rate plus 5% and is payable monthly (13.5% as of October 15, 1997). The Loan Facility expires on October 15, 1998. The Loan Facility contains various restrictive covenants requiring, among other matters, the achievement of profitability on a rolling 3-month basis commencing in August 1998, and the maintenance of minimum revenues from its OEM relationship commencing in January 1998. The Bishop Family Trust also precludes or limits the Company's ability to take certain actions, such as paying dividends, making loans, making acquisitions or incurring indebtedness, without the Bishop Family Trust's prior written consent. The Loan Facility is secured by substantially all of the Company's assets. The Bishop Family Trust has subordinated the Loan Facility to the Bank Line. At October 15, 1997, the Company was in compliance with the restrictive covenants of the Loan Facility. Under the terms of the Loan Facility, the Company was obligated to pay facility fees of $141,000 on January 22, 1998. If the principal amount of the obligations outstanding under the Loan Facility on April 22, 1998 exceeds $1,000,000, then an additional facility fee of $141,000 will be fully earned on such date and will be payable by the Company on April 22, 1998. The Company has the right to pay the facility fee in cash or by issuance of Common Stock. The number of shares of Common Stock issuable as payment for a facility fee will equal (a) the applicable facility fee divided by (b) the Fair Market Value (as defined in the Loan Facility) per share of Common Stock. At December 31, 1997, the Company had outstanding borrowings in the aggregate principal amount of $1,350,000 under the Loan Facility. At February 13, 1998, the outstanding borrowings under the Loan Facility were $1,250,000.

     Since January 1, 1998, the Company has obtained demand loans (the "Demand Loans") from J. Bradford Bishop, in an aggregate amount of $700,000 through February 13, 1998. Interest is charged at 10% per annum, and is payable on demand. The Demand Loans are payable on demand, and are secured by substantially all of the Company's assets.

     On November 14, 1997, the Company began a rights offering (the "Rights Offering"), whereby the Company offered 1,699,628 shares (the "Shares") of its Common Stock at $1.70 per Share to its stockholders of record on November 7, 1997 (the "Record Date"). The Rights Offering was initially set to expire on December 15, 1997. On December 16, 1997, the Company extended the expiration date for the Rights Offering until January 5, 1998. On December 23, 1997, the Company increased the number of Shares offered to 5,948,698, and lowered the subscription price for each Share to $1.00. The Company thereafter extended the Rights Offering two additional times until January 30, 1998 and February 26,
1998, respectively.   The Company has proposed a lowering of the subscription
price for each Share to $0.50. The net proceeds to the Company upon successful completion of the Rights Offering will be used to repay debt under the Loan Facility and the Demand Loans and to fund working capital requirements.

NOTE 9.  BOARD OF DIRECTORS' FEES

     During fiscal 1996, the Board of Directors waived fees owed to them by the Company totaling $112,000. The reversal of previously accrued fees was included in "Interest and other, net" cost and expenses in the statement of operations, and thereby reduced the net loss for the year ended September 30, 1996.

                                      APPENDIX I

                            FORM OF SUBSCRIPTION AGREEMENT


                 (PLEASE CAREFULLY REVIEW THE ATTACHED INSTRUCTIONS)

                                 EIP Microwave, Inc.
                                Subscription Agreement


     This Subscription Agreement (the "Subscription Agreement") represents a subscription to acquire the number of shares (the "Shares") of common stock of EIP Microwave, Inc. (the "Company") set forth below at a subscription price of $0.50 per share for the total subscription price set forth below. The registered owner named below is entitled to subscribe for the Shares pursuant to subscription rights granted to stockholders upon the terms and conditions of the Rights Offering set forth in the related Prospectus. For each Share subscribed for, the subscription price of $0.50 must be forwarded directly to EIP Microwave, Inc.



     The subscription rights expire at 5:00 p.m., California time, on March 6, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). No subscription agreements will be accepted thereafter.



     Stockholders who subscribed for Shares at the previous subscription price of $1.70 or $1.00 in the Rights Offering should refer to the paragraph entitled "Treatment of Previously Subscribing Stockholders" on the Attached Instructions.


Stockholder Name:
                                        -------------------------

Stockholder Address:
                                        -------------------------

Number of shares owned
by Stockholder on
November 7, 1997:
                                        -------------------------

Number of shares subject
to Basic Subscription Rights:
(number of shares shown above x 14)
                                        -------------------------

SECTION 1 - Subscription and Signature

     I hereby irrevocably subscribe for the number of Shares indicated below, on the terms specified in the related Prospectus.


     A.  Basic Subscription:                          shares
                                        -------------
     B.  Over-Subscription:                           shares     (No more than
                                        -------------            5,948,698 less
                                                                 the number
                                                                 subscribed for
                                                                 in A.)
     C.  Total subscription (A + B):                  shares
                                        -------------
     D.  Total cost (C x $0.50):       $
                                        -------------


Signature of                                      Telephone
Stockholder:                                      Number: (   )
               -----------------------------              --------------------

SECTION 2 - Address for delivery of stock certificate if different from above.

-------------------------------------

-------------------------------------

-------------------------------------

                    INSTRUCTIONS FOR USE OF SUBSCRIPTION AGREEMENT
                                ----------------------
                         CONSULT THE INFORMATION AGENT, YOUR
                          BANK OR BROKER AS TO ANY QUESTIONS


     Each stockholder of EIP Microwave, Inc. (the "Company") has the right to subscribe for fourteen Shares for each full share of common stock of the Company (the "Basic Subscription Rights") owned of record at the close of business on November 7, 1997 (the "Record Date"). The number of Shares you are entitled to subscribe for appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the Record Date by fourteen. The subscription price is $0.50 for each Share.
 You may also subscribe for Shares pursuant to an over-subscription privilege (the "Over-Subscription Privilege"). To exercise your rights, you must complete the appropriate sections of the Subscription Agreement. If you wish to exercise your rights for the Over-Subscription Privilege, you must do so by no later than 5:00 p.m., California time, on March 6, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). Rights may be exercised only through the Company.



     Treatment of Previously Subscribing Stockholders. Stockholders who previously subscribed for Shares at the previous subscription prices of $1.70 or $1.00 in the Rights Offering have the following options. If such stockholders desire to subscribe for Shares at the new subscription price of $0.50, they must complete, sign and mail or deliver a new subscription agreement identifying the number of Shares they desire to purchase at the new subscription price. If the aggregate subscription price for such Shares exceeds the funds already paid to the Company, such stockholders must mail or deliver payment of the excess subscription price to the Company on or before the Expiration Date. If the aggregate subscription price for such Shares is less than the funds already paid to the Company, the Company will refund such overpayment to such stockholders, without interest, within five business days after the Expiration Date. If such stockholders do not complete, sign and mail or deliver a new subscription agreement to the Company on or prior to the Expiration Date, the Company will refund to such stockholders all amounts previously paid, without interest, within five days after the Expiration Date.





     Method of Exercising Rights. To exercise your rights please follow the steps below to complete and return the Subscription Agreement.


1.   Complete "SECTION 1--Subscription and Signature."

     A. Basic Subscription Rights. Enter the number of shares you intend to purchase under your Basic Subscription Rights. The maximum number of shares you may purchase on basic subscription appears on the front of the Subscription Agreement or can be calculated by multiplying the number of shares of common stock owned of record on the record date by fourteen.

     B. Over-Subscription Privilege. Enter the number of shares you desire to purchase under your Over-Subscription Privilege. The Over-Subscription Privilege is available only if you exercised all of your Basic Subscription Rights. The maximum number of shares that you can purchase pursuant to the Over-Subscription Privilege is 5,948,698 shares less the number of shares you purchased on Basic Subscription Rights. The number of shares that will actually be purchased by you will be subject to allotment if there are not enough shares remaining after the Basic Subscription Rights to completely fill all requests for purchases on over-subscription.

     C. Total Subscription. Enter the total number of shares you want to purchase in the offer. This number is the sum of the number of shares you are purchasing on Basic Subscription Rights plus the number of shares you desire to purchase under the Over-Subscription Privilege.

     D. Total cost. Enter the total cost of your subscription. Your total cost is the dollar number obtained when you multiply the number of shares shown under total subscription by $0.50, the subscription price per share.

2.   Sign the Subscription Agreement in the space provide at the bottom of
     Section 1.  Include your daytime telephone number in the space provided.



3. Enclose the executed Subscription Agreement, together with a check or money order made payable to "EIP Microwave, Inc." in the amount of the total cost (Item D. of Section 1), in the envelope provided. If you use your own envelope, address it to EIP Microwave, Inc., 1745 McCandless Drive, Milpitas, California 95035-8024. You may also personally deliver your Subscription Agreement and payment to EIP Microwave, Inc., at the same address.




4. Mail or deliver your executed Subscription Agreement and payment for the total cost on a timely basis so that it is received by the Company by no later than 5:00 p.m., California time, on the Expiration Date. If the Company has not received your Subscription Agreement and payment for the total cost by 5:00 p.m., California time, on the Expiration Date, you will not be entitled to purchase shares pursuant to the rights. Accordingly, if you are sending your executed Subscription Agreement and payment by mail, please allow sufficient time for them to be received by the Company prior to 5:00 p.m., California time, on the Expiration Date.




     The Rights Offering is being made on an any or all basis, which means that the Company may accept any subscription received even if all 5,948,698 Shares offered are not purchased. The following persons (collectively, the "Committed Subscribers") have committed to the Company that they will subscribe for an aggregate of 5,600,000 Shares with an aggregate subscription price of $2,800,000 in the Rights Offering: J. Bradford Bishop, Chairman and Chief Executive Officer, a Director and a principal stockholder of the Company, has committed to subscribe for 3,200,000 Shares with an aggregate subscription price of $1,600,000; John F. Bishop, Vice Chairman, Secretary and Treasurer, a Director and a principal stockholder of the Company, has committed to subscribe for 1,300,000 Shares with an aggregate subscription price of $650,000 on behalf of the Bishop Family Trust; James N. Cutler, Jr., a Director of the Company, has committed to subscribe for 1,000,000 Shares with an aggregate subscription price of $500,000 in Common Stock; and J. Sidney Webb, Jr., a Director of the Company, has committed to subscribe for 100,000 Shares with an aggregate subscription price of $50,000.


     The Company reserves the right to reject any subscription agreement and payment not properly submitted. The Company has no duty to give notification of defects in any subscription agreement and/or payment and will have no liability for failure to give such notification. The Company will return any subscription agreement and/or payment not properly submitted.

     Stockholders should carefully review the related Prospectus prior to making an investment decision with respect to the rights referred to in this Subscription Agreement.

5. Information Agent. The address, telephone and telecopier numbers of the Information Agent are as follows:

               Corporate Investor Communications, Inc. ("CIC")
               111 Commerce Road
               Carlstadt, NJ 07072-2586
               Telephone:     (201) 896-1900
               or Toll Free:  (800) 631-8985
               Telecopier:    (201) 896-0910

                                       PART II

                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Delaware corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Delaware law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation. Indemnification and payment of expenses provided by Delaware law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of stockholders or disinterested directors. In such regard, a Delaware corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.



     Article Ninth of the Company's Certificate of Incorporation eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages in certain instances for breach of a director's fiduciary duty of care. Article IX of the Company's Bylaws provides that (i) each director, officer and employee of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law subject to certain limitations,
(ii) each indemnitee is entitled to be paid by the Company for its expenses in defending proceedings in advance of final determination, (iii) the right of indemnification provided therein shall not be exclusive, (iv) the Company is authorized to enter into contracts with any director, officer, employee or agent of the Company which provide for indemnification equivalent to or greater than provided in Article IX, and (v) the Company is required to maintain insurance to the extent reasonably available to protect itself and any such director, officer, employee or agent. These provisions do not impact the availability of equitable relief under the federal securities laws.


     Consistent with Article IX of the Company's Bylaws, the Company has entered into individual Indemnification Agreements with its directors and officers. The Indemnification Agreements, among other things, provide mandatory indemnification protection in excess of that provided by Delaware corporation law. The Indemnification Agreements provide certain procedures relating to indemnification and advancement of expenses.

     In addition, the Company currently carries limited insurance coverage for its directors and officers. The Indemnification Agreements provide protections beyond those currently available from the Company's existing director's and officer's liability insurance.

     As a result of the foregoing, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such, with respect to the Company.

   To the extent of the indemnification rights provided by the Delaware statutes and provided by the Company's charter, bylaws and indemnification agreements, and to the extent of the Company's abilities to meet such indemnification obligations, the officers, directors and agents of the Company would be beneficially affected.

                     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are all expenses of this issuance and distribution. There are no underwriting discounts or commissions.



           Item                                   Amount (1)
           ------------------------               ----------

           SEC Registration fees                  $   1,263

           Blue sky fees                              4,500

           Printing                                  30,000

           Transfer Agent                             2,000

           Information Agent                         10,000

           Legal                                    110,000

           Accounting                                20,000

           Miscellaneous                          $  17,237
           ------------------------               ----------

           TOTAL                                  $ 195,000



               (1)  Estimate

                       RECENT SALES OF UNREGISTERED SECURITIES

     On April 10, 1997 the Company issued warrants to purchase 90,000 shares of its Common Stock to John F. Bishop and J. Bradford Bishop (together, the "Bishops") in consideration for the loan of $600,000 by the Bishops to the Company pursuant to the Subordinated Loan Agreement. These warrants were canceled on October 15, 1997. See "Interests of Management and Others in Certain Transactions--Subordinated Loan."


     The Company issued debt securities to Silicon Valley Bank evidencing cash loans of up to $500,000, which have been repaid. The Company also issued debt securities to the Bishops evidencing cash loans of up to $1,000,000, and such loans have been repaid with the proceeds of the Bishop Family Trust Loan Facility. See "Interests of Management and Others in Certain Transactions--Subordinated Loan" and "--Bridge Loans." In addition, the Company issued debt securities to the Bishop Family Trust evidencing cash loans through February 13, 1998 of $1,250,000. See "The Company--Bishop
Family Trust Loan Facility."   The Company has also issued debt securities to
J. Bradford Bishop evidencing cash loans through February 13, 1998 of $700,000. See "The Company--Demand Loans." No underwriting discounts or commissions were paid in connection with the issuance of the foregoing debt securities.


     The securities were not registered under the Securities Act of 1933 in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act or by Regulation D of the Commission.

                                       EXHIBITS

     Filed as part of this Form SB-2 Registration Statement or incorporated by reference are the following exhibits.

Exhibit
Number

3(a) Company's Certificate of Incorporation, filed on April 29, 1987, and Certificate of Amendment of Certificate of Incorporation, filed February 8, 1993, previously filed on February 12, 1993, as Exhibit 3(a) to Form 10-QSB Quarterly Report for quarter ended December 31, 1992, and incorporated herein by reference.

3(b)      Company's Bylaws, previously filed June 25, 1987 (File No. 0-5351), as
          Exhibit 3(b) to Form 8-K, and incorporated herein by reference.

5(a) Opinion of Bainbridge Group, a Law Corporation, as to the legality of the securities covered by the Form SB-2 Registration Statement.

10(a) Standard Form Lease dated August 18, 1995, by and between Berg & Berg Developers, as landlord, and the Company, as tenant, covering the Company's manufacturing facility located at 1745 McCandless Drive, Milpitas, California, previously filed on December 29, 1995, as
          Exhibit 10(a) to Form 10-KSB Annual Report for fiscal year ended September 30, 1995 (the "1995 Annual Report"), and incorporated herein by reference.

10(b) Loan and Security Agreement dated March 10, 1992, between the Company and Silicon Valley Bank, previously filed on May 14, 1992, as Exhibit 10(a) to Form 10-Q Quarterly Report for quarter ended March 31, 1992, and incorporated herein by reference.

10(c) Amendment to Loan Agreement dated December 20, 1994, between the Company and Silicon Valley Bank, previously filed on December 29, 1994, as Exhibit 10(h) to the 1994 Annual Report, and incorporated herein by reference.

10(d) Loan Modification Agreement dated as of November 27, 1995, between the Company and Silicon Valley Bank, previously filed on December 29, 1995, as Exhibit 10(i) to the 1995 Annual Report, and incorporated herein by reference.

10(e) Loan Modification Agreement dated as of June 28, 1996, between the Company and Silicon Valley Bank, previously filed on August 13, 1996, as Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended June 30, 1996, and incorporated herein by reference.

10(f) Loan Modification Agreement dated as of November 15, 1996 between the Company and Silicon Valley Bank, previously filed on December 30, 1996, as Exhibit 10(f) to Form 10-KSB Annual Report for fiscal year ended September 30, 1996 (the "1996 Annual Report"), and incorporated herein by reference.

10(g) Loan Modification Agreement dated as of January 15, 1997, between the Company and Silicon Valley Bank, previously filed on May 13, 1997, as
          Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(h) Loan Modification Agreement dated as of March 5, 1997, between the Company and Silicon Valley Bank, previously filed on May 13, 1997, as
          Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(i) Loan Modification Agreement dated as of November 13, 1997, between the Company and Silicon Valley Bank.

10(j) Loan and Security Agreement dated as of October 15, 1997, between the Company and the Bishop Family Trust, previously filed on November 14, 1997, as Exhibit 10(i) to Form SB-2/A Registration Statement (No. 333-37289), and incorporated herein by reference.


**10(k) Fixed Price Subcontract dated August 15, 1997, between the Company and ManTech Systems Engineering Corporation.


*10(l) Employment Agreement dated as of October 1, 1995, between the Company and John F. Bishop, previously filed on December 29, 1995, as Exhibit 10(k) to the 1995 Annual Report, and incorporated herein by reference.

*10(m) Amendment dated November 20, 1996 to Employment Agreement between the Company and John F. Bishop, previously filed on December 30, 1996, as
          Exhibit 10(i) to the 1996 Annual Report, and incorporated herein by reference.

*10(n) Company's medical reimbursement plan (entitled "Full Medical Coverage") covering certain officers, previously filed on December 23, 1981 (File No. 0-5351), as Exhibit 10(o) to Form 10-K Annual Report for fiscal year ended September 30, 1981, and incorporated herein by reference.

*10(o) Company's Tax and Financial Counseling reimbursement plan covering officers, previously filed on December 23, 1981 (File No. 0-5351), as
          Exhibit 10(p) to Form 10-K Annual Report for fiscal year ended September 30, 1981, and incorporated herein by reference.

*10(p) Written description of EIP Bonus Plan for Fiscal 1997, previously filed on December 30, 1996, as Exhibit 10(l) to the 1996 Annual Report, and incorporated herein by reference.

*10(q) Second Amended and Restated 1994 Stock Option Plan, previously filed on December 30, 1996, as Exhibit 10(n) to the 1996 Annual Report, and incorporated herein by reference.

*10(r) Non-qualified Stock Option Agreement-Form, previously filed on December 29, 1995, as Exhibit 10(v) to the 1995 Annual Report, and incorporated herein by reference.

*10(s) Incentive Stock Option Agreement-Form, previously filed on December 29, 1995, as Exhibit 10(w) to the 1995 Annual Report, and incorporated herein by reference.

10(t)     Indemnification Agreement dated July 15, 1992, between the Company and
          J. Bradford Bishop, previously filed on December 20, 1992, as Exhibit 10(n) to Form 10-KSB Annual Report for fiscal year ended September 30, 1992 (the "1992 Annual Report"), and incorporated herein by reference.

10(u) Indemnification Agreement dated July 15, 1992, between the Company and Robert D. Johnson, previously filed on December 20, 1992, as Exhibit 10(o) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.

10(v) Indemnification Agreement dated July 15, 1992, between the Company and James J. Shelton, previously filed on December 20, 1992, as Exhibit 10(p) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.

10(w)     Indemnification Agreement dated July 15, 1992, between the Company and
          J. Sidney Webb, Jr., previously filed on December 20, 1992, as Exhibit 10(q) to the 1992 Annual Report for fiscal year ended September 30, 1992, and incorporated herein by reference.





-----------------------------------

*    Management contract or compensatory plan or arrangement.
** Portions of this document are confidential, and have been omitted pursuant to 17 C.F.R. Section 230.406 and filed separately with the Securities and Exchange Commission.

10(x) Indemnification Agreement dated July 15, 1992, between the Company and John F. Bishop, previously filed on December 23, 1993, as Exhibit 10(m) to Form 10-KSB Annual Report, for fiscal year 1993 (the "1993 Annual Report"), and incorporated herein by reference.


10(y) Indemnification Agreement dated February 13, 1996, between the Company and Michael E. Johnson, previously filed on May 9, 1996, as Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended March 31, 1996, and incorporated herein by reference.

10(z) Indemnification Agreement dated February 19, 1997, between the Company and Lewis R. Foster, previously filed on May 13, 1997, as Exhibit 10(c) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997, and incorporated herein by reference.

10(aa) Indemnification Agreement dated February 19, 1997, between the Company and Ivan Andres, previously filed on May 13, 1997, as Exhibit 10(d) to Form 10-QSB Quarterly Report for quarter ended March 31, 1997), and incorporated herein by reference.


10(bb) OEM Purchase Agreement effective on May 28, 1997, previously filed on August 14, 1997, as Exhibit 10(a) to Form 10-QSB Quarterly Report for quarter ended June 30, 1997, and incorporated herein by reference.**



10(cc) 1998 Stock Plan, previously filed on January 14, 1998, as an attachment to the definitive Proxy Statement on Schedule 14A, and incorporated herein by reference.



10(dd)    Commitments to Subscribe in Rights Offering.


16 Letter dated November 13, 1997 from Price Waterhouse LLP to the Securities and Exchange Commission, previously filed on November 14, 1997, as Exhibit 16 to Form 8-K/A Current Report, and incorporated herein by reference.

21        Subsidiaries of the Company, previously filed on December 30, 1996, as
          Exhibit 21 to the 1996 Annual Report, and incorporated herein by reference.

23(a) Consent of Bainbridge Group, a Law Corporation, to the reference to it as counsel who has passed upon certain information contained in the Prospectus.

23(b)     Consent of Meredith, Cardozo, Lanz & Chiu LLP.

23(c)     Consent of Price Waterhouse LLP.









                                     UNDERTAKINGS



     The undersigned registrant hereby undertakes:



     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



          (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;



          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 (Post-Effective Amendment) and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, California on February 11, 1998.


                              EIP MICROWAVE, INC.


                              By:  /s/ J. Bradford Bishop
                                   --------------------------------
                                             J. Bradford Bishop
                                             Chairman and Chief Executive
                                             Officer


     In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement was signed by the following persons in the capacities and on the dates indicated.



February 11, 1998             /s/ J. Bradford Bishop
                              ------------------------------
                              J. Bradford Bishop
                              Chairman of the Board, Chief Executive Officer and
                              Director (Principal Executive Officer)



February 11, 1998             /s/ John F. Bishop
                              ------------------------------
                              John F. Bishop
                              Vice Chairman, Treasurer, Secretary, and Director
                              (Principal Financial Officer)



February 11, 1998             /s/ James N. Cutler, Jr.
                              -------------------------
                              James N. Cutler, Jr.
                              Director


                              -------------------------
                              Michael E. Johnson
                              Director


February 11, 1998             /s/ Robert D. Johnson
                              ------------------------------
                              Robert D. Johnson
                              Director



February 11, 1998             /s/ J. Sidney Webb
                              ------------------------------
                              J. Sidney Webb
                              Director



February 11, 1998             /s/ E. O. Bince
                              ------------------------------
                              E. O. Bince
                              Controller (Principal Accounting Officer)

                                  INDEX TO EXHIBITS


Exhibit No.              Description
----------               -----------
   5(a) Opinion of Bainbridge Group, a Law Corporation, as to the legality of the securities covered by the Form SB-2 Registration Statement.*


   10(k) Fixed Price Subcontract dated August 15, 1997, between the Company and ManTech Systems Engineering Corporation.**



   10(dd)        Commitments to Subscribe in Rights Offering.



   23(a) Consent of Bainbridge Group, a Law Corporation, to the reference to it as counsel who has passed upon certain information contained in the Prospectus.



   23(b)         Consent of Meredith, Cardozo, Lanz & Chiu LLP.



   23(c)         Consent of Price Waterhouse LLP.




-----------------------------------
*         Previously filed
** Portions of this document are confidential, and have been omitted pursuant to 17 C.F.R. Section 230.406 and filed separately with the Securities and Exchange Commission.